As filed with the Securities and Exchange Commission on November 26, 1997

                                                            File No. 070-_______
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                        FORM U-1 APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
--------------------------------------------------------------------------------

                             -----------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

                     (Name of company filing this statement
                   and address of principal executive offices)
                                 ---------------


                                      None

          (Name of top registered holding company parent of applicant)

                               Thomas K. Henderson
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Thomas K. Henderson                                   Robert E. Buckholz, Jr.
Allegheny Energy, Inc.                                Sullivan & Cromwell
10435 Downsville Pike                                 125 Broad Street
Hagerstown, Maryland 21740                            New York, New York 10004



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                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Item 1. DESCRIPTION OF PROPOSED MERGER.......................................1

        A.   Introduction....................................................1
             1.  Overview of Requested Approvals.............................2
             2.  Overview of the Merger......................................3

        B.   Description of the Parties to the Merger........................4
             1.  General Description.........................................4
                 (a)   Allegheny Energy, Inc.................................4
                 (b)   DQE, Inc..............................................8
                 (c)   AYP Sub, Inc.........................................11
             2.  Description of Energy Sales and Facilities.................11
                 (a)   AYE..................................................11
                       (i)  Energy Sales....................................11
                       (ii) Electric Generating Facilities..................12
                       (iii)Electric Transmission and Other Facilities......14
                       (iv) Fuel Sources....................................14
                 (b)   DQE..................................................14
                       (i)  Energy Sales....................................14
                       (ii) Electric Generating Facilities..................15
                       (iii)Electric Transmission and Other Facilities......15
                       (iv) Fuel Sources....................................16
             3.  Electric Coordination......................................16
             4.  Nonutility Interests of AYE and DQE........................17
                 (a)   AYE..................................................17
                 (b)   DQE..................................................18

        C.   Description of Merger and Statement as to Consideration........19
             1.  Background.................................................19
             2.  Merger Agreement...........................................22
             3.  Management of AYE Following the Merger.....................23

Item 2.  FEES, COMMISSIONS AND EXPENSES.....................................23

Item 3.   APPLICABLE STATUTORY PROVISIONS...................................24

        A.   Merger.........................................................25
             1.  Section 10(b)..............................................26
                 (a)   Section 10(b)(1).....................................26
                       (i)  Interlocking Relationships......................26
                       (ii) Concentration of Control........................27
                 (b)   Section 10(b)(2).....................................30
                       (i)  Reasonableness of Consideration.................30



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                       (ii) Reasonableness of Fees..........................32
                 (c)   Section 10(b)(3).....................................33
             2.  Section 10(c)..............................................35
                 (a)   Section 10(c)(1).....................................35
                       (i)  Acquisition of Certain Businesses...............36
                       (ii) Integrated Public Utility System................52
                       (iii)Section 11(b)(2)................................54
                 (b)   Section 10 (c)(2)....................................55
                       (i)  Efficiencies and Economies......................55
             3.  Section 10(f)..............................................58

        B.   Intra-System Financing.........................................58

        C.   Service Agreements between APSC and Subsidiaries of DQE........60

        D.   Other Services.................................................61

Item 4. REGULATORY APPROVALS................................................61

        A.   Antitrust......................................................61

        B.   Federal Power Act..............................................62

        C.   Atomic Energy Act..............................................62

        D.   State Public Utility Regulation................................62

Item 5. PROCEDURE...........................................................63

Item 6. EXHIBITS AND FINANCIAL STATEMENTS...................................63

        A.   Exhibits.......................................................63

        B.   Financial Statements...........................................65

Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................65





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Item 1.  DESCRIPTION OF PROPOSED MERGER

A.       INTRODUCTION

         This Application-Declaration seeks approvals relating to the proposed combination, by means of the Merger (as defined under Item 1.A.2 below) of Allegheny Energy, Inc. (formerly Allegheny Power System, Inc.), a Maryland corporation ("AYE" or "Applicant," which terms, as used herein, shall sometimes refer to AYE and/or its subsidiaries, jointly or separately), and DQE, Inc., a Pennsylvania corporation ("DQE," which term, as used herein, shall sometimes refer to DQE and/or its subsidiaries, jointly or separately), by which AYE will acquire all of the issued and outstanding shares of common stock, no par value, of DQE (the "DQE Common Stock"). AYE is registered with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935, as amended (the "PUHCA"). Monongahela Power Company ("Monongahela"), The Potomac Edison Company ("Potomac Edison") and West Penn Power Company ("West Penn") are direct wholly owned public utility subsidiaries of AYE. Allegheny Generating Company ("AGC"), which owns a 40% undivided interest in a pumped-storage hydroelectric generating facility located in Bath County, Virginia (and related transmission facilities), is jointly owned by West Penn, Potomac Edison and Monongahela. DQE, a holding company, claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the PUHCA. Duquesne Light Company ("Duquesne Light"), Allegheny Development Corporation ("ADC"), DH Energy, Inc. ("DH Energy") and MT Energy, Inc. ("MT") are direct and indirect wholly owned public utility subsidiaries of DQE. In addition, two direct subsidiaries of DQE, Duquesne Enterprises ("DE") and DQE Energy Services ("DES"), are holding companies for purposes of the PUHCA. Both DE and DES claim exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the PUHCA.

         The Merger is expected to produce substantial benefits to the public, investors and consumers and will meet all applicable standards of the PUHCA. Among other things, AYE believes that the Merger offers significant strategic and financial benefits to each of AYE and DQE and to their respective shareholders, as well as to their employees, customers and the communities in which they do business. These benefits include, among others:

            (i) Maintenance of competitive rates, or achievement of rates that will be lower than they would be in the absence of the Merger, which will improve AYE's ability to meet the challenges of the increasingly competitive environment in the utility industry;

           (ii) Integration of corporate and administrative functions, including eliminating duplicate activities, limiting duplicative capital expenditures for administrative facilities and information systems, and savings in areas such as legal, auditing and consulting fees;

          (iii)   Expanded   management   resources   and   ability   to  select
leadership from a larger and more diverse management pool;

           (iv)   Greater   purchasing  power  for  items  such   as   fuel  and
transportation services, and streamlining of inventories;

            (v) More efficient pursuit of authorized diversification into nonutility areas;


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           (vi)   Increased   geographic  diversity   of   service  territories,
reducing exposure to local changes in economic, competitive, or climatic conditions;

          (vii) Continued ability to play a strong role in the economic development efforts of the communities Duquesne Light, Monongahela, Potomac Edison and West Penn now serve; and

         (viii) Increased electric load diversity, by combining AYE's winter-peaking operation and suburban, rural and heavy industrial customer base, with DQE's summer-peaking operation and urban, commercial and residential customer base.

         In this regard, AYE believes that the synergies created by the Merger will generate substantial cost savings that would not be available absent the Merger. AYE has estimated the dollar value of the synergies from the Merger to be approximately $1.0 billion, the large majority of which it is estimated will be realized in the first 10 years after the Merger. The expected Merger benefits are discussed in further detail in Item 3.A.2.b.i below.

         The Merger has been approved by the shareholders of DQE and AYE at their Annual Meeting of Stockholders and Special Meeting of Stockholders, respectively, both held on August 7, 1997. Apart from the approval of the Commission under the PUHCA, various aspects of the Merger are subject to the approval of: (i) the Federal Energy Regulatory Commission (the "FERC"), (ii) the Nuclear Energy Regulatory Commission (the "NRC") and (iii) the Pennsylvania
Public Utility Commission (the "PAPUC"). Further, the Merger may not be consummated until the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). AYE has also requested the Maryland Public Service Commission (the "MDPSC") to approve the issuance of shares of common stock, par value $1.25 per share, of AYE (the "AYE Common Stock") to effect the Merger. In order to permit timely consummation of the Merger and the realization of the substantial benefits it is expected to produce, the Applicant requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

         1. Overview of Requested Approvals

         As set forth in greater detail below, Applicant hereby requests that the Commission approve the following in connection with the Merger:

            (i) the acquisition by AYE of all of the issued and outstanding DQE Common Stock;

           (ii)    the  formation  and   capitalization  of  a  special  purpose
subsidiary, Merger Sub (as defined under Item 1.A.2 below);

          (iii)    the issuance of AYE Common Stock to effect the Merger;

           (iv) such additional financing transactions, not otherwise exempted, as may be necessary for DQE and its subsidiaries to continue their authorized operations following the Merger, including the addition of DQE and its subsidiaries to the Allegheny Energy Money Pool (the "Money Pool"), and the amendment of AYE's existing financing authority to authorize AYE to provide loans and guarantees to DQE's nonutility


                                       -2-


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subsidiaries  on the  same  terms  and  conditions  as the  existing  nonutility subsidiaries of AYE (as discussed in Item 3.B below);

            (v) the retention by AYE of the nonutility businesses of DQE and of the nonutility affiliates of DQE (as discussed in Item 3.A.2 below); and

           (vi) service agreements to permit, under Section 13 of the PUHCA and the Commission's rules thereunder, Allegheny Power Service Corporation ("APSC") to render services to DQE's utility and nonutility subsidiaries (as discussed in Item 3.C below).

         The Applicant further requests that the Commission grant such other authorizations as may be necessary in connection with the proposed Merger.

         2. Overview of the Merger

         The Agreement and Plan of Merger, dated as of April 5, 1997 (the "Merger Agreement"), among DQE, AYE and AYP Sub, Inc., a corporation to be formed under the laws of the Commonwealth of Pennsylvania as a wholly owned subsidiary of AYE ("Merger Sub"), provides for a business combination of AYE and DQE in which Merger Sub will be merged with and into DQE (the "Merger"). DQE will be the surviving corporation in the Merger and will become a wholly owned subsidiary of AYE. Upon the Merger becoming effective, each share of DQE Common Stock (other than shares of DQE Common Stock owned by AYE, Merger Sub or any other direct or indirect subsidiary of AYE and shares of DQE Common Stock that are owned by DQE or any direct or indirect subsidiary of DQE, in each case not held on behalf of third parties, and which are not shares of DQE Common Stock held by Duquesne Light to provide for redemption of such subsidiary's preference shares pursuant to the terms of such subsidiary's 401(k) plan or to provide benefits under another employee benefit plan of Duquesne Light (collectively, the "Excluded Shares")) issued and outstanding immediately prior to such time will be converted into the right to receive, and become exchangeable for, 1.12 shares of AYE Common Stock (the "Exchange Ratio"). Upon consummation of the Merger, holders of DQE Common Stock immediately prior to the Merger will own approximately 42% of the outstanding shares of AYE Common Stock after the Merger (based on the number of shares of AYE Common Stock and DQE Common Stock outstanding as of September 30, 1997).

         After the Merger, AYE's utility and nonutility subsidiaries will remain subsidiaries of AYE and DQE's utility and nonutility subsidiaries will become indirect subsidiaries of AYE. After the Merger, the only voting securities of AYE that will be publicly held will be the AYE Common Stock; the Merger will have no effect on the issued and outstanding preferred stock of DQE, and the issued and outstanding common stock, public debt securities, preferred stock and preference stock of the respective subsidiaries of AYE and DQE.

         A copy of the Merger Agreement is hereby incorporated by reference as Exhibit B-1.


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B.       DESCRIPTION OF THE PARTIES TO THE MERGER

         1. General Description

         (a) Allegheny Energy, Inc.

         AYE was incorporated under the laws of the State of Maryland in 1925. It is a registered public utility holding company under the PUHCA.

         AYE owns, directly or indirectly, various regulated and unregulated subsidiaries. AYE's primary subsidiaries are engaged principally in the generation, transmission, distribution and sale of electricity throughout a 29,000 square mile service area covering parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. A map showing the electric service area of AYE (including transmission lines) is filed as Exhibit E-1. AYE provides electric utility service to approximately 1.4 million customers.

         AYE directly owns all of the outstanding common stock of three electric utility companies as defined under the PUHCA: Monongahela Power Company, The
Potomac Edison Company and West Penn Power Company. AGC, which owns a 40% undivided interest in a hydroelectric pumped-storage facility which generates electric energy, is owned jointly by Monongahela, Potomac Edison and West Penn. AYE also owns all the issued and outstanding stock of two nonutility companies:
(i) AYP Capital, Inc. ("AYP Capital"), a nonutility subsidiary primarily engaged, directly or indirectly, in wholesale generation, marketing retail energy, energy services and communications; and (ii) APSC, a service company approved by the Commission under Section 13 of the PUHCA and Rule 88 thereunder, which provides various technical, administrative, managerial, operational and other services to AYE's subsidiaries.

         Monongahela was incorporated in Ohio in 1924. It is engaged in the generation, transmission, and distribution of electricity to 350,062 retail customers and to 8 wholesale customers in an area of approximately 11,900 square miles with a population of approximately 710,000 in northern West Virginia and an adjacent portion of Ohio. Monongahela also owns generating capacity in Pennsylvania. In the fiscal year ended December 31, 1996, Monongahela provided approximately 24% of AYE's consolidated revenues.

         Potomac Edison was incorporated in Maryland in 1923 and in Virginia in 1974. It is engaged in the generation, transmission, and distribution of electricity to 375,432 retail customers and to 10 wholesale customers in an area of approximately 7,300 square miles with a population of approximately 782,000 in portions of Maryland, Virginia and West Virginia. Potomac Edison also owns generating capacity in Pennsylvania. In the fiscal year ended December 31, 1996, Potomac Edison provided approximately 31% of AYE's consolidated revenues.

         West Penn was incorporated in Pennsylvania in 1916. It is engaged in the generation, transmission, and distribution of electricity to 662,881 retail customers and to 15 wholesale customers in an area of approximately 9,900 square miles with a population of approximately 1,399,000 in southwestern and north and south central Pennsylvania. West Penn also owns generating capacity in West Virginia. In the fiscal year ended December 31, 1996, West Penn provided approximately 45% of AYE's consolidated revenues.

         AGC was organized under the laws of Virginia in 1981 and is jointly owned by Monongahela (27%), Potomac Edison (28%) and West Penn (45%). AGC's only asset is a 40% undivided interest in the


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Bath County pumped-storage  hydroelectric  station located in Virginia,  and its connecting transmission facilities. AGC's 840-megawatt (MW) share of the capacity of the station is sold to its three parents.

         State regulatory bodies in Maryland, Pennsylvania, Ohio, Virginia and West Virginia have general authority to supervise and regulate AYE's public utility operations within their respective states.

         Monongahela is subject to regulation by the Public Utilities Commission of Ohio (the "PUCO") as to rates charged, services provided, the issuance of stock, bonds, and notes, the declaration of stock or bond dividends or distributions, capitalization levels, and various other matters. Monongahela is also subject to regulation by the Public Service Commission for West Virginia ("WVPSC") as to rates charged, services provided, mergers with West Virginia public utilities, the issuance of stock, and various other matters.

         Potomac Edison is subject to regulation by the State Corporation Commission of Virginia (the "VASCC") as to rates charged, services provided, the issuance of stock or debt securities (with maturities of twelve months or more), the acquisition or disposition of control of any public utility (defined as 25% or more of the voting stock or the actual exercise of any substantial influence over the policies and actions of any public utility), the acquisition or disposition of utility assets or utility securities, and various other matters. Potomac Edison is also subject to regulation by the WVPSC as to rates charged, services provided, mergers with public utilities, the issuance of stock, and various other matters. Additionally, Potomac Edison is subject to regulation by the MDPSC as to rates charged, services provided, the issuance of stock, bonds, securities, or notes (with maturities of twelve months or more), the acquisition of capital stock of a Maryland public service company, and various other matters.

         West Penn is subject to regulation by the PAPUC as to rates charged, services provided, the issuance of securities (excluding evidences of indebtedness with maturities of less than one year), the acquisition of five percent or more of the capital voting stock of a nonutility corporation, and various other matters.

         Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, and certain other activities of AYE (including the operation of hydroelectric facilities) are subject to the jurisdiction of the FERC pursuant to the Federal Power Act of 1920, as amended (the "Power Act").

         AYE conducts its nonutility business through AYP Capital, which was incorporated under the laws of the State of Delaware in 1994. AYP Capital has three wholly owned subsidiaries, AYP Energy, Inc. ("AYP Energy"), Allegheny Communications Connect, Inc. ("ACC") and Allegheny Energy Solutions, Inc. ("AES"), each of which was incorporated under the laws of the State of Delaware in 1996, 1996 and 1997, respectively. AYP Energy is an exempt wholesale generator and a power marketer. ACC is an exempt telecommunications company. AES was formed as an unregulated subsidiary to provide electric energy and related services to retail customers as retail energy and service markets are opened to competition.

         APSC, incorporated in Maryland in 1963, is a wholly owned service company subsidiary of AYE which provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational, and legal services to AYE's subsidiaries, including AYP Capital and its subsidiaries, at cost.


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         AYE Common Stock is listed on the New York Stock  Exchange,  Inc.  (the
"NYSE"), the Chicago Stock Exchange and the Pacific Exchange, Inc., under the trading symbol "AYE." AYE Common Stock is also listed on the Amsterdam Stock Exchange, under the trading symbol "AYPC.AS." As of September 30, 1997, there were 122,436,317 shares of AYE Common Stock issued and outstanding. All shares of the common stock of Monongahela, Potomac Edison, West Penn, APSC and AYP Capital are held by AYE. All shares of AGC common stock are held by its parents, Monongahela, Potomac Edison and West Penn.

         Monongahela has five series of cumulative preferred stock issued and outstanding. Two series, 4.40% Cumulative Preferred Stock and 4.50% Cumulative Preferred Stock Series C, are listed on the American Stock Exchange under the trading symbols "MPN.Pr.A" and "MPN.Pr.C," respectively. The other three series, 4.80% Cumulative Preferred Stock Series B, $6.28 Cumulative Preferred Stock Series D, and $7.73 Cumulative Preferred Stock Series L, are not listed on any exchange. As of August 1, 1997, there were 90,000 shares of 4.40% Cumulative Preferred Stock outstanding, 40,000 shares of 4.80% Cumulative Preferred Stock Series B outstanding, 60,000 shares of 4.50% Cumulative Preferred Stock Series C outstanding, 50,000 shares of $6.28 Cumulative Preferred Stock Series D outstanding and 500,000 shares of $7.73 Cumulative Preferred Stock Series L outstanding.

         Monongahela has also issued $40,000,000 aggregate principal amount of 8% Quarterly Income Debt Securities, Junior Subordinated Deferrable Interest Debentures, Series A, which are listed on the NYSE under the trading symbol "WVQ." As of September 30, 1997, Monongahela had approximately $340 million principal amount of first mortgage bonds outstanding, $75.2 million principal amount of pollution control notes outstanding and $24.5 million principal amount of solid waste disposal notes outstanding.

         Potomac Edison has two series of preferred stock issued and outstanding, 3.60% Cumulative Preferred Stock and $5.88 Cumulative Preferred Stock Series C, both of which are listed on the Philadelphia Stock Exchange, Inc. under the trading symbols "PEDS" and "PTED," respectively. As of August 1, 1997, there were 63,784 shares of 3.60% Cumulative Preferred Stock outstanding and 100,000 shares of $5.88 Cumulative Preferred Stock Series C outstanding.

         Potomac Edison has also issued $45,456,500 aggregate principal amount of 8% Quarterly Income Debt Securities, Junior Subordinated Deferrable Interest Debentures, Series A, which are listed on the NYSE under the trading symbol "PEQ." As of September 30, 1997, Potomac Edison had approximately $495 million principal amount of first mortgage bonds outstanding, $63.6 million principal amount of pollution control notes outstanding and $32.1 million principal amount of solid waste disposal notes outstanding.

         West Penn has four series of cumulative preferred stock issued and outstanding: 4 1/2% Cumulative Preferred Stock; 4.20% Cumulative Preferred Stock Series B; 4.10% Cumulative Preferred Stock Series C; and Market Auction Preferred Stock ("MAPS"). The 4 1/2% Cumulative Preferred Stock is listed on the NYSE under the trading symbol "WSP+." The other series of cumulative preferred stock are not listed on any exchange. As of August 1, 1997, there were 297,077 shares of 4 1/2% Cumulative Preferred Stock outstanding, 50,000 shares of 4.20% Cumulative Preferred Stock Series B outstanding, 50,000 shares of 4.10%
Cumulative Preferred Stock Series C outstanding and 400,000 shares of MAPS outstanding.

         West Penn has also issued $70,000,000 aggregate principal amount of 8% Quarterly Income Debt Securities, Junior Subordinated Deferrable Interest Debentures, Series A, which are listed on the NYSE under the trading symbol "WQP." As of September 30, 1997, West Penn had approximately $627 million principal amount of first mortgage bonds outstanding, $175.6 million principal amount of pollution control notes outstanding and $41.4 million principal amount of solid waste disposal notes outstanding.

         AGC has issued $50,000,000 aggregate principal amount of 5.625% Debentures, $100,000,000 aggregate principal amount of 6.875% Debentures, and $70,000,000 aggregate principal amount of 5.75% to 7.93% Medium Term Notes, Series A, none of which are listed on any exchange.

         Each  of  Monongahela's,   West  Penn's,  Potomac  Edison's  and  AGC's
outstanding preferred stock and public debt securities will be unaffected by the Merger.

         AYE, Monongahela, Potomac Edison and West Penn are each parties to fourteen separate bank line of credit facilities with an aggregate committed amount of $295 million; AGC is a party to five of those facilities. The committed amounts under such line of credit facilities serve as a back-up for each of such companies' commercial paper programs. AYP Capital is a party to a $5 million line of credit facility. AYP Energy is a party to a $15 million letter of credit and a $160 million term loan facility. As of October 1, 1997, AYE had $85.0 million outstanding under its commercial paper program and West Penn had $27.0 million outstanding under one of its line of credit facilities.

         AYE's principal executive office is located at 10435 Downsville Pike, Hagerstown, Maryland 21740. A copy of the Restated Charter of AYE (the "AYE Charter") is hereby incorporated by reference as Exhibit A-1. A copy of the amendment to the AYE Charter, which was filed with the Maryland State Department of Assessments and Taxation on September 16, 1997, is filed as Exhibit A-2.

         For the twelve months ended September 30, 1997, AYE's total revenue on a consolidated basis was $2.3 billion, consisting of the following (before intercompany eliminations):/1


                             ($ in thousands)
Company                       Electric Utility     Nonutility         Total
-------                       ----------------     ----------      ----------
Monongahela                        $  617,682              --      $  617,682
Potomac Edison                        715,073              --         715,073
West Penn                           1,072,573              --       1,072,573
Nonutility Subsidiaries                  --           $54,954          54,954
                              ---------------      ----------      ----------
      Total AYE                    $2,405,328         $54,954      $2,460,282/2
                              ===============      ==========      ==========

--------
/1 In the table, Electric Utility revenues are the revenues derived by AYE from its operations as an "electric utility company" as defined in Section 2(a)(3) under the PUHCA; nonutility revenues include all other revenues of consolidated subsidiaries of AYE. These amounts do not conform to AYE's 1996 consolidated financial reports, as, in 1996, AYE reported in its consolidated financial statements the revenues of its other consolidated subsidiaries as part of "Other Income (Deductions)."

/2 This total includes $131,608,000 of intercompany transactions. AYE's net electric operating revenue for the twelve months ended September 30, 1997, is $2,328,674,000 after intercompany eliminations.

         Consolidated assets of AYE and its subsidiaries as of September 30, 1997, were approximately $6.5 billion, consisting of $5.2 billion in net electric utility property, plant and equipment and $1.3 billion in other corporate assets.

         More detailed information concerning AYE and its subsidiaries is contained in AYE's Annual Report on Form 10-K for the year ended December 31, 1996, which is hereby incorporated by reference as Exhibit I-1.

         (b) DQE, Inc.

         DQE, incorporated under the laws of the Commonwealth of Pennsylvania in 1989, is an energy services holding company which claims exemption, pursuant to
Section 3(a)(1) of the PUHCA, from regulation by the Commission under the PUHCA (except for Section 9(a)(2) of the PUHCA) pursuant to annual filings on Form U-3A-2. DQE is not engaged in any business independent of that conducted through its six direct, wholly owned subsidiaries: Duquesne Light, DE, DES, DQEnergy Partners, Inc. ("DQEnergy Partners"), Montauk, Inc. ("Montauk") and Brighter Light Corporation ("Brighter Light"). Brighter Light has no active operations.

         DQE has one direct electric utility subsidiary, Duquesne Light, and three indirect electric utility subsidiaries, ADC, DH Energy and MT.

         Duquesne Light is a public utility company as defined by the Pennsylvania Public Utility Code and the PUHCA. Duquesne Light is engaged in the production, transmission, distribution and sale of electric energy and serves an area of approximately 800 square miles, which includes the City of Pittsburgh and municipalities in Allegheny, Beaver and, to a limited extent, Westmoreland counties, Pennsylvania. A map of Duquesne Light's electric service area (including major transmission lines) is filed as Exhibit E-2. The population of the area served by Duquesne Light, based on 1990 census data, is approximately 1,510,000, of which 370,000 reside in the City of Pittsburgh. Duquesne Light also sells electricity to other utilities.

         Duquesne Light owns undivided interests as tenant-in-common in two nuclear facilities and leases an undivided interest in a third nuclear facility. Duquesne Light owns a 13.74% interest in Perry Power Station Unit 1 ("Perry Unit 1") and a 47.50% interest in Beaver Valley Power Station Unit 1 ("Beaver Valley 1"), and leases a 13.74% interest in Beaver Valley Power Station Unit 2 ("Beaver Valley 2" and, together with Beaver Valley 1 and Perry Unit 1, the "Nuclear Facilities").

         DE makes strategic investments related to DQE's core energy business. These investments are intended to enhance DQE's capabilities as an energy provider, increase asset utilization, and act as a hedge against changing business conditions. DES is a diversified energy services company offering a wide range of energy solutions for industrial, utility and consumer markets worldwide. DES initiatives include energy facility development and operation, domestic and international independent power production, and the production and supply of innovative fuels. DQEnergy was formed in December 1996 to align DQE with strategic partners to capitalize on opportunities in the energy services industry. These alliances are intended to enhance the utilization and value of DQE's strategic investments and capabilities while establishing DQE as a total energy provider. Montauk is a financial services company that makes long term investments and was established to provide financing for DQE's market-driven businesses and their customers.

         ADC was formed to provide energy services, including hot water, chilled water and electricity to the Midfield Terminal Complex at the Greater Pittsburgh International Airport. See DQE, Inc., Holding Co. Act Release No. 26257 (Mar. 24, 1995). In connection with these services, ADC owns four boilers and seven chillers to provide hot and cold water to the complex and three capacitors connecting Duquesne Light's generating facilities to the airport facilities.

         On January 22, 1997, ADC entered into an agreement with Heinz USA (the "Heinz Agreement"), which, as noted below, was subsequently assigned to DH Energy pursuant to Commission order, under which DH Energy will lease, operate and maintain an inside-the-fence facility (the "Heinz Facility") that will provide energy in the form of steam, electricity and compressed air for Heinz's operations at its Pittsburgh, Pennsylvania manufacturing plant. The Heinz Facility consists of two 3 MW steam turbine generators capable of generating 40 million kWh of electricity per year and coal/gas fired boilers capable of generating one billion pounds of steam per year. DH Energy will sell Heinz electricity and steam produced by the Heinz Facility for use in Heinz's manufacturing processes. DH Energy may also enter into an agreement to supply steam to Pittsburgh Thermal, L.P., a nonaffiliated district heating and cooling system located approximately one mile from the Heinz Facility.

         Pursuant to an order of the Commission dated June 10, 1997, ADC assigned its rights and obligations under the Heinz Agreement to DH Energy. ADC also entered into an agreement with MT under which MT will serve as the operator of ADC's electrical and thermal facility at the Pittsburgh airport. DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997).

         Duquesne Light is subject to regulation by the PAPUC as to rates charged, services provided, the issuance of securities (excluding evidences of indebtedness with maturities of less than one year), the acquisition of five percent or more of the capital voting stock of a nonutility corporation, and various other matters.

         Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, and certain other activities of Duquesne Light are subject to the jurisdiction of the FERC pursuant to the Power Act. DQE's electric utility operations are also subject to regulation by the NRC pursuant to the Atomic Energy Act with respect to the operation of its jointly owned/leased Nuclear Facilities.

         DQE Common Stock is listed on the NYSE under the symbol "DQE." As of September 30, 1997, there were 77,670,083 shares of DQE Common Stock outstanding. On October 2, 1997, DQE issued 11,720 shares of 4.3% Preferred Stock, Series A (convertible), no par value, which is not listed on any exchange (the "DQE Preferred Stock"). The DQE Preferred Stock has an aggregate liquidation preference of $100 per share and a mandatory conversion ratio into $1,172,000 of DQE (or, after consummation of the Merger, AYE) Common Stock on November 1, 2003.

         Duquesne Light has six series of preferred stock, 3.75% preferred stock, 4.00% preferred stock, 4.10% preferred stock, 4.15% preferred stock, 4.20% preferred stock and $2.10 preferred stock, all of which are listed on the NYSE under the trading symbols "DQU PR B," "DQU PR C," "DQU PR D," "DQU PR E," "DQU PR G" and "DQU PR A," respectively. As of August 22, 1997, there were
148,000 shares of 3.75% preferred stock outstanding, 549,709 shares of 4.00% preferred stock outstanding, 119,860 shares of 4.10% preferred stock outstanding, 132,450 shares of 4.15% preferred stock outstanding, 100,000 shares of 4.20% preferred stock outstanding, and 159,400 shares of $2.10 preferred stock outstanding. Duquesne Light also has one series of preference stock, the Plan Series A preference stock, which is issued only in connection with Duquesne Light's Employee Stock Ownership Plan and its 401(k) retirement plan for employees. As of August 22, 1997, there were 816,803 shares of preference stock outstanding. Duquesne Light is the general partner of Duquesne Capital L.P., a special purpose limited partnership formed to issue 8 3/8% Cumulative Monthly Income Preferred Securities, Series A ("Series A MIPS"), which are listed on the NYSE under the trading symbol "DQ PR A." As of August 22, 1997, there were 6,000,000 Series A MIPS outstanding.

         Duquesne Light also has issued public debt securities. As of August 22, 1997, there were approximately $903 million principal amount of first mortgage bonds outstanding, $418 million principal amount of pollution control notes outstanding and $2.8 million principal amount of sinking fund debentures outstanding. Duquesne Light is also a party to a revolving credit facility with an aggregate committed amount of $150 million, which facility's borrowing period ends October, 1998. As of the date of this filing, there is no amount outstanding under such revolving credit facility.

         Duquesne Light has reimbursement obligations of approximately $444.4 million under letters of credit issued in connection with the outstanding pollution control notes. The reimbursement obligations cover the principal amount of such notes plus 185 days of interest at 12%; the notes come due between 2009 and 2030. Duquesne Light also has reimbursement obligations of approximately  $194.4  million  under a  standby  letter  of  credit  issued  in connection with the sale/leaseback of Beaver Valley 2, which obligations continue until 2016. Duquesne Light and Montauk also have reimbursement obligations of approximately $9.7 million and $1.4 million, respectively, under letters of credit issued in lieu of performance bonds in connection with construction projects and workers' compensation requirements on certain projects.

         Each of DQE's and Duquesne Light's outstanding preferred stock, preference stock and public debt securities will be unaffected by the Merger.

         Montauk is a party to a $125 million revolving credit facility and five term loan facilities with an aggregate committed amount of $150 million. Amagansett, Inc. ("Amagansett"), an indirect wholly owned subsidiary of Montauk, has guaranteed the repayment of a $2 million revolving credit facility provided to GSF Energy LLC by Union Bank of California. Ventures (as defined in Item 1.B.4.b below) has guaranteed the repayment of a 500 million Dutch Guilder term loan facility to EnviroGas Recovery, Inc. ("EnviroGas") and a third party by Utrecht American Finance Corp. For more information regarding DQE's intra-system debt arrangements, see Item 3.B below.

         DQE's principal executive office is located at 500 Cherrington Parkway, Coraopolis, Pennsylvania 15108. A copy of the Restated Articles of Incorporation of DQE (the "DQE Articles") is hereby incorporated by reference as Exhibit A-3. A copy of the amendment to the DQE Articles, which was filed with the Pennsylvania Department of State on August 29, 1997, is hereby incorporated by reference as Exhibit A-4.

         For the twelve months ended September 30, 1997, DQE's total revenue on a consolidated basis was approximately $1.22 billion, consisting of the following (before intercompany eliminations):/3



--------
/3 In the table, Electric Utility revenues are the revenues derived by DQE from its operations as an "electric utility company" as defined in Section 2(a)(3) under the PUHCA; nonutility revenues include all other revenues of consolidated subsidiaries of DQE.

                                 ($ in thousands)
Company                     Electric Utility     Nonutility         Total
-------                     ---------------      ---------          -----
Duquesne Light                $1,159,294                --        $1,159,294
Nonutility Subsidiaries           --               $58,244            58,244
                              ----------         ---------        ----------
    Total DQE                 $1,159,294           $58,244        $1,217,538
                              ==========         =========        ==========

         Consolidated assets of DQE and its subsidiaries as of September 30, 1997, were approximately $4.7 billion, consisting of $3.7 billion in net electric utility assets and $1.0 billion in nonutility assets.

         More detailed information concerning DQE and its subsidiaries is contained in the Annual Report of each of DQE and Duquesne Light on Form 10-K for the year ended December 31, 1996, which are hereby incorporated by reference as Exhibits I-2 and I-3, respectively.

         (c) AYP Sub, Inc.

         Merger Sub will be incorporated under the laws of the Commonwealth of Pennsylvania as a wholly owned subsidiary of AYE, and will be incorporated solely for the purpose of effecting the Merger of Merger Sub with and into DQE. Prior to the consummation of the Merger, Merger Sub will have no operations other than those contemplated by the Merger Agreement to accomplish the Merger. AYE will own all the outstanding common stock, par value $.01 per share, of Merger Sub. A copy of the proposed Articles of Incorporation and By-laws of Merger Sub are filed as Exhibits A-5 and A-6, respectively. The principal executive office of Merger Sub will be located at 10435 Downsville Pike, Hagerstown, Maryland 21740.

         2. Description of Energy Sales and Facilities

         (a) AYE

             (i) Energy Sales

         For the twelve months ended September 30, 1997, AYE sold the following amounts of electric energy (retail, wholesale and bulk power transactions):

                              Twelve Months ended September 30, 1997
  Company                           kWh of Electric Energy Sold
  -------                           ---------------------------
Monongahela                             15,313,918,000
Potomac Edison                          18,370,906,000
West Penn                               26,862,481,000
AYP Energy                               2,454,355,000
AGC/4                                         --
Intercompany Eliminations               (4,107,655,000)
                                    ---------------------------
      Total AYE                         58,894,005,000


            (ii)  Electric Generating Facilities

         As of December 31, 1996, AYE had a total net generating capability of 8,346 MW, available primarily from the following units:/5

         Albright: AYE owns three coal-fired generating units at its Albright station in West Virginia with a combined net capacity of 292 MW.

         Armstrong: AYE owns two coal-fired generating units at its Armstrong station in Pennsylvania with a combined net capacity of 352 MW.

         Fort Martin: AYE owns two coal-fired generating units at its Fort Martin station in West Virginia with a combined net capacity of 1,107 MW./6

         Harrison: AYE owns three coal-fired generating units at its Harrison station in West Virginia with a combined net capacity of 1,920 MW.

         Hatfield's Ferry: AYE owns three coal-fired generating units at its Hatfield's Ferry station in Pennsylvania with a combined net capacity of 1,660 MW.

         Mitchell: AYE owns one coal-fired generating unit at its Mitchell station in Pennsylvania with a net capacity of 284 MW. AYE also owns one oil-fired generating unit at its Mitchell station with a net capacity of 82 MW.

         Pleasants: AYE owns two coal-fired generating units at its Pleasants station in West Virginia with a combined net capacity of 1,252 MW.

--------
/4 All of AGC's generation is sold to either Monongahela, Potomac Edison or West Penn.

/5 AYE also owns one 77 MW oil-fired generating unit at its Mitchell station in Pennsylvania and 2 oil-fired generating units at its Springdale Power
    Station in Pennsylvania, with a net capacity of 207 MW. These three generating units have been in cold reserve status since June 1, 1983.

/6 276 MW of this total is an exempt wholesale generator owned by AYP Energy, Inc.

         Rivesville: AYE owns two coal-fired generating units at its Rivesville station in West Virginia with a combined net capacity of 142 MW.

         R. Paul Smith: AYE owns two coal-fired generating units at its R. Paul Smith station in Maryland with a combined net capacity of 114 MW.

         Willow Island: AYE owns two coal-fired generating units at its Willow Island station in West Virginia with a combined net capacity of 243 MW.

         Bath County: AYE owns a 40% undivided interest in a pumped-storage hydroelectric facility in Bath County, Virginia, with a total generating capacity of 2,100 MW, of which AYE's ownership share is 840 MW.

         Lake Lynn: AYE owns one hydroelectric generating unit at its Lake Lynn station in Pennsylvania, with a net capacity of 52 MW.

         Other   hydroelectric   generating   units:   AYE  owns  certain  other
hydroelectric facilities in various locations, with a total net generating capacity of 6 MW.

         In order to meet the energy needs of its customers, AYE also purchases energy from Ohio Valley Electric Corporation (which is a "subsidiary company" of AYE as that term is defined under the PUHCA) ("OVEC"), other utilities and Qualifying Facilities ("QF"), as that term is defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA"). In 1996, AYE purchased approximately 20,523,607 MWh of energy (approximately 90% of its total off-system electric system energy purchases) from OVEC and other utilities, and 2,396,428 MWh of energy (approximately 10% of its total off-system electric system energy purchases) from QFs.

         Pursuant to the Diversity Power and Energy Exchange Schedule (the "Energy Exchange Schedule"), which is part of an Interchange Agreement, dated as of February 1, 1968, as amended through the date hereof (the "Interchange Agreement"), between West Penn and Duquesne Light, which is scheduled to terminate in February 2000, West Penn, Potomac Edison and Monongahela supply Duquesne Light with up to 200 MW for a specified number of weeks, generally during each March, April, May, September, October and November. In return, Duquesne Light supplies West Penn, Potomac Edison and Monongahela with up to 100 MW, generally during each December, January and February. The total number of MWh to be delivered by each utility to the other over the term of the arrangement is expected to be the same. The Energy Exchange Schedule will be terminated upon approval of the Merger and the commencement of activities under the Joint Dispatch and Power Sale Agreement between Monongahela, West Penn, Potomac Edison and Duquesne Light discussed in Item 3.A.2.a.ii below.

         Further, two ancillary agreements, each dated as of October 7, 1997, and signed pursuant to Schedule B, "Interchange Power and Energy," Part B (Non-Displacement Operating Capacity and Energy) of the Interchange Agreement, provide that Duquesne Light, subject to exceptions for periods when certain Duquesne Light generating units are scheduled for maintenance outages, will sell to West Penn 100 MW of electricity per hour during on-peak hours for the period from January 5, 1998 through February 27, 1998, and will sell 200 MW per hour during off-peak hours for the period from January 5, 1998 through January 3, 1999.

         The 1996 electric system peak load for AYE was 7,500 MW and occurred on February 5, 1996.

           (iii)  Electric Transmission and Other Facilities

         As of December 31, 1996, AYE's electric transmission system included 756 circuit miles of 401 to 600 kV line, 17 circuit miles of 254 to 400 kV line, 263 circuit miles of 189 to 253 kV line, 3,605 circuit miles of 132 to 143 kV line, 19 circuit miles of 71 to 131 kV line and 359 circuit miles of transmission line under 71 kV. As of December 31, 1996, AYE's transmission substations had a combined capacity of approximately 31,040 thousand KVA and the distribution substations totaled approximately 24,336 thousand KVA. A map showing AYE's major electric transmission lines is filed as Exhibit E-1.

         Other assets owned by AYE include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric utility functions. AYE also owns or leases other physical properties, including real property, and other facilities necessary to conduct its operations. See Item 1.B.3 below for information on present electric coordination between AYE and other electric utility systems.

            (iv)  Fuel Sources

         For the year ended December 31, 1996, approximately 88% of AYE's owned capacity was obtained from coal-fired generation, approximately 10% from pumped-storage generation, approximately 1% from oil-fired generation and approximately 1% from hydroelectric generation. The average cost to AYE of coal-fired generation and oil-fired generation per million BTUs is set forth on the chart below./7


                         Year-to-Date December 31, 1996
                       Total Cost Per Million BTU (cents)
                       ----------------------------------
Coal                                 129.15
Oil                                  385.90

         (b) DQE

              (i)   Energy Sales

         For the twelve months ended September 30, 1997, DQE, through Duquesne Light, sold 14,482,818,000 kWh (retail, wholesale and bulk power transactions) of electric energy.


--------
/7 The term "BTU" means British Thermal Unit, which refers to the quantity of heat required to raise the temperature of one pound of water one degree Fahrenheit. This measurement is not applicable to pumped-storage and hydroelectric generation.

            (ii)  Electric Generating Facilities

         As of December 31, 1996, DQE had a total net generating capability of 2,670 MW from the following units:

         Cheswick: DQE owns one coal-fired generating unit at its Cheswick station in Pennsylvania with a net capacity of 570 MW.

         Elrama: DQE owns four coal-fired generating units at its Elrama station in Pennsylvania with a combined net capacity of 487 MW.

         Eastlake: DQE owns a 31.2% undivided interest in one coal-fired generating unit at its Eastlake Unit 5 station in Ohio with a total generating capacity of 596 MW, of which DQE's ownership share is 186 MW.

         Sammis:   DQE  owns  a  31.2%  undivided  interest  in  one  coal-fired generating unit at its Sammis Unit 7 station in Ohio with a total generating capacity of 600 MW, of which DQE's ownership share is 187 MW.

         Bruce Mansfield: DQE owns undivided interests in three coal-fired generating units at its Bruce Mansfield station (29.3% of Unit 1, 8.0% of Unit 2 and 13.74% of Unit 3) in Pennsylvania with a combined total generating capacity of 2,360 MW, of which DQE's combined ownership share is 400 MW.

         Beaver Valley: DQE owns a 47.50% undivided interest in Beaver Valley Unit 1 and leases a 13.74% undivided interest in Beaver Valley 2, both of which are nuclear-fired generating units, at its Beaver Valley station in Pennsylvania with a combined total generating capacity of 1,643 MW, of which DQE's combined ownership share is 498 MW.

         Perry: DQE owns a 13.74% undivided interest in one nuclear-fired generating unit at its Perry station in Ohio with a total generating capacity of 1,205 MW, of which DQE's ownership share is 164 MW.

         Brunot Island: DQE owns five fuel oil-fired generating units at its Brunot Island station in Pennsylvania with a combined net capacity of 178 MW.

         The 1996 electric system peak load for DQE was 2,463 MW and occurred on August 7, 1996.

           (iii)  Electric Transmission and Other Facilities

         As of December 31, 1996, DQE's electric transmission system included 407 circuit miles of 138 kV line, 161 circuit miles of 345 kV line and 146 circuit miles of 69 kV line. As of December 31, 1996, DQE's transmission substations had a combined capacity of approximately 9,045 thousand KVA and the distribution substations totaled approximately 4,443 thousand KVA. A map showing DQE's major electric transmission lines is filed as Exhibit E-2.

         Other assets owned by DQE include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric utility functions. DQE also owns or leases other physical properties, including real property, and other facilities necessary to conduct its operations. See Item 1.B.3 below for information on present electric coordination between Duquesne Light and other electric utility systems.

            (iv)   Fuel Sources

         For the calendar years ended December 31, 1996, 1995 and 1994, approximately 71%, 69% and 73% of DQE's electric power generation was produced by its coal-fired generating capacity, and approximately 29%, 31% and 27% was produced by its nuclear generating capacity, respectively. DQE's average cost of fuel per million BTUs for the calendar years ended December 31, 1996, 1995 and 1994 was 130.21 cents, 131.37 cents and 137.23 cents, respectively.

         3. Electric Coordination

         The following table sets forth certain information with respect to the electric operations of AYE pro forma for the twelve months ended September 30, 1997, adjusted to give effect to the Merger (before intercompany eliminations between DQE and AYE).


                Electric Operating Revenues
                      ($ in millions)               kWh of Electric Energy Sales
                     -----------------              ----------------------------
AYE                      $2,329/8                         58,894,005,000/9
DQE                       1,111                           14,482,818,000
                         ------                           --------------
     Total               $3,440                           73,376,823,000
                         ======                           ==============

         Two interconnection tie lines link the AYE and DQE systems. In addition, a point of interconnection linking the AYE and DQE systems exists at an AYE substation served by a DQE transmission line. Each line and point of interconnection is 138 kV. AYE's electric utility subsidiaries and Duquesne Light are physically interconnected on the Elrama (Duquesne Light)-Mitchell
(AYE) 138 kV line and the Cheswick (Duquesne Light)-Springdale (AYE) 138 kV line. AYE's electric utility subsidiaries and Duquesne Light are also physically interconnected with other neighboring utilities. AYE is physically interconnected with American Electric Power Company, Inc. ("AEP") at one 765/500 kV line, one 500 kV line, one 345 kV line and eight 138 kV lines. AYE is physically interconnected at one 345 kV line with Ohio Edison Company. AYE is physically  interconnected  with  Pennsylvania  Power  Company,  a wholly  owned subsidiary of Ohio Edison Company, at one 138/115 kV line and one 69 kV line. AYE is physically interconnected with the Potomac Electric Power Company at one 500 kV line and two 230 kV lines. AYE is physically interconnected with the Pennsylvania Electric Company at two 500 kV lines, six 230 kV lines, two 138 kV lines, four 138/115 kV lines and one 115 kV line. AYE is physically interconnected at one 138/115 kV line with Metropolitan Edison Company. AYE is physically interconnected with the Virginia Electric and Power Company at five 500 kV lines, one 138 kV line and two 138/115 kV lines. Duquesne Light is physically interconnected at one 345 kV line with Ohio Power Company, two 345 kV lines with Ohio Edison Company,

--------

/8 Electric Operating Revenue for AYE is shown after intercompany eliminations between Monongahela, West Penn and Potomac Edison.

/9  Includes  retail,   wholesale  and  bulk  power   transactions   (after  AYE
    intercompany eliminations).

three 345 kV lines with Pennsylvania Power Company, and one 69 kV line with Pennsylvania Power Company.

         All of the above interconnections are depicted on the maps filed as Exhibits E-1 and E-2.

         4. Nonutility Interests of AYE and DQE

         (a) AYE

         AYP Capital is a direct wholly owned operating nonutility subsidiary of AYE. Allegheny Power System, Holding Co. Act Release No. 35-26085 (Jul. 14,
1994). APSC, which is also a direct wholly owned operating nonutility subsidiary of AYE, is a service company that provides services to AYE's subsidiaries at cost and is organized and approved pursuant to Section 13 of the PUHCA and Rule 88 thereunder. Allegheny Power Service Corporation, et al., Holding Co. Act Release No. 35-15469 (May 13, 1966).

         AYE also indirectly owns, through its utility subsidiaries, three other small nonutility companies. Allegheny Pittsburgh Coal Company, a Pennsylvania corporation which is jointly owned by Monongahela (25%), Potomac Edison (25%) and West Penn (50%), owns coal rights in a tract of land located in Pennsylvania. West Virginia Power and Transmission Company ("WVP&T"), a West Virginia corporation, is a wholly owned subsidiary of West Penn. West Penn West Virginia Water Power Company ("WPWVWPC"), a Pennsylvania corporation, is a wholly owned subsidiary of WVP&T. WVP&T and WPWVWPC each owns tracts of land in West Virginia and Pennsylvania, respectively, generally along the Cheat River.

         A corporate chart of AYE and its subsidiaries, showing their nonutility interests, is filed as Exhibit E-3.

         The consolidated revenues, consolidated net income and consolidated assets for the twelve months ended September 30, 1997, of AYP Capital was as follows:


                                          ($ in thousands)
                 Revenue                Net Income                Assets
                 -------                ----------                ------
AYP Capital      54,954                  (13,171)                 201,204

AYP Capital constituted approximately 3% of AYE's consolidated assets as of September 30, 1997. AYP Capital provided approximately 2% of AYE's total revenues and had a loss equal to approximately 5% of AYE's consolidated net income for the twelve months ended September 30, 1997.

         AYP Capital is a nonutility subsidiary of AYE incorporated in Delaware in 1994. Pursuant to Commission orders dated July 14, 1994 (Holding Co. Act Release No. 26085), February 3, 1995 (Holding Co. Act Release No. 26229), October 27, 1995 (Holding Co. Act Release No. 26401), and October 9, 1996 (Holding Co. Act Release No. 26590), AYP Capital has been authorized to engage in the development, acquisition, construction, ownership and operation of exempt wholesale generators ("EWGs") and in development activities with respect to (i) qualifying cogeneration facilities and small power production facilities ("SPPs"); (ii) nonqualifying cogeneration facilities, nonqualifying SPPs and independent power production facilities ("IPPs") located within the service territories of AYE's public utility subsidiary companies; (iii) EWGs; (iv) companies involved in new technologies related to the core business of AYE; and (v) foreign utility companies ("FUCOs"). AYP Capital has also been authorized, among other things, through December 31, 1999, to form and finance special purpose subsidiary companies ("NEWCOs") to acquire interests in EWGs and FUCOs, to provide energy management services and demand side management services, to factor accounts receivable, and to manage the real estate portfolio of the AYE system (all of the above together, the "Approved Activities"). AYP Capital and the NEWCOs have been further authorized to obtain loans or to issue other recourse obligations, and AYE and AYP Capital have been authorized to guarantee such obligations, subject to a $300 million cap. AYP Capital has also been authorized to provide consulting services to nonaffiliate companies.

         AYP Capital is a part owner of APS Cogenex, a limited liability company formed with EUA Cogenex. In 1996, APS Cogenex ceased its marketing activities and is presently in the process of winding up its corporate existence.

         AYP Capital owns AYP Energy,  which owns an undivided 50% interest (276
MW) in Unit No. 1 of the Fort Martin Power Station and markets the power from this and other generation facilities in the wholesale market. AYP Energy is an EWG under PUHCA and a FERC-licensed power marketer.

         AYP Capital also owns ACC, which is an exempt telecommunications company under Section 34 of PUHCA. ACC's purpose is to develop opportunities in the unregulated communications market by providing telecommunications services and investing in telecommunications systems directly and through joint ventures with non-associate companies and associate companies. ACC currently provides engineering and facilities management services to telecommunications companies and is leasing dark fiber to a telecommunications provider in Pennsylvania and to Allegheny Hyperion Telecommunications L.L.C., a limited liability company of which ACC is a member, which operates in Pennsylvania. In addition, AYP Capital formed AES in 1997 as an unregulated retail subsidiary. AES intends to provide unregulated energy and related services to retail customers as retail energy and service markets are opened to competition.

         AYE's other nonutility subsidiary, APSC, which is a service company under the PUHCA, provides various technical, engineering, accounting, administrative, purchasing, computing, managerial, operational, and legal services to AYE's subsidiaries at cost. Allegheny Power Service Corporation, et al. (Holding Co. Act Release No. 35-15469) (May 13, 1966). As of August 1, 1997, APSC had 1,160 employees.

         (b) DQE

         DQE has four active, direct, wholly owned subsidiaries that are engaged directly and indirectly in nonutility activities: (i) DE, (ii) DES, (iii) DQEnergy Partners and (iv) Montauk. Duquesne Light has one direct, wholly owned nonutility subsidiary, Monongahela Light & Power Co., which is registered to do business as Duquesne Ventures ("Ventures").

         A corporate chart of DQE, including its nonutility subsidiaries, is filed as Exhibit E-4.

         The consolidated revenues, net income and consolidated assets for the twelve months ended September 30, 1997, of DQE's nonutility subsidiaries (before intercompany eliminations) were as follows:

                                   ($ in thousands)
Company                      Revenue    Other Income   Net Income    Assets
-------                      -------    ------------   ----------    ------
DE                           $42,516       $19,287      $ 14,082    $115,510
DES                            3,296         1,032       (1,804)       8,754
DQEnergy Partners                 --            --         (170)       6,554
Montauk                       21,690        49,300        41,223     621,328
                             -------       -------      --------    --------
      Total Nonutility       $67,502       $69,619       $53,331    $752,146
                             =======       =======       =======    ========

DQE's nonutility subsidiaries and investments constituted approximately 16% of DQE's consolidated assets as of September 30, 1997. DQE's nonutility subsidiaries and investments also provided approximately 5% of DQE's total revenues and approximately 28% of DQE's consolidated net income for the twelve months ended September 30, 1997.

         DQE's nonutility subsidiaries are discussed in more detail in Item 3.A.2(a)(i) below.

C.       DESCRIPTION OF MERGER AND STATEMENT AS TO CONSIDERATION

         1.  Background

         AYE believes that the electric utility industry throughout the United States is in the early stages of dramatic changes that will bring competition to what has been, since the industry's inception, a collection of regional monopolies. Recently enacted federal and state laws and recent actions by federal and state regulatory commissions are facilitating the changes to bring more competition to various segments of the industry.

         The Energy Policy Act of 1992 (the "1992 Act") granted the FERC authority to order electric utilities to provide transmission service to certain other utilities and to other buyers and sellers of electricity in the wholesale market. The 1992 Act also created a new class of power producers, EWGs, which are exempt from regulation under the PUHCA. The exemption from regulation under the PUHCA of EWGs has increased the number of entrants into the wholesale electric generation market, thus increasing competition in the wholesale segment of the electric utility industry. Further, several members of Congress introduced legislation in 1996, and again in 1997, to restructure the industry.

         Commencing in December 1993, pursuant to its authority under the 1992 Act, FERC issued a number of orders in specific cases directing utilities to provide transmission services. Then, in April of 1996, the FERC issued its Orders 888 and 889 (the "Orders"), which will lead to a fundamental restructuring of the business of transmitting wholesale electric power and could potentially influence the future of retail electric sales as well. The stated objective of the Orders is to stimulate wholesale (sale for resale) generation service competition among electric utilities and nonregulated electricity generators while preventing anti-competitive or discriminatory transmission practices. The Orders encourage wholesale competition by requiring utilities that own transmission systems and are under the FERC's jurisdiction to file nondiscriminatory, open access transmission tariffs available to all wholesale buyers and sellers of electricity and apply those open access tariffs to their own wholesale purchases and sales of electricity. Utilities must allow their transmission facilities to be used by sellers or buyers of wholesale power without undue discrimination, as long as sufficient transmission capacity is available to provide service without impairing reliability. FERC's actions and its transmission Orders have increased the availability of transmission services, thus creating greater competition in the wholesale power supply market.

         In addition, state regulatory authorities in over 45 states have begun to re-evaluate the basic competitive structure of the electric utility industry. These authorities are considering, or may soon consider, proposals to require some measure of competition in the retail portion of the industry. Each of the public regulatory authorities of Maryland, Ohio, Virginia and West Virginia has begun to examine the difficult questions of stranded cost recovery, responsibility for service and service reliability, the obligation to serve, recovery of environmental and other social costs, tax issues and the effect of competition on all classes of customers through a series of approaches, including: (i) requesting comments and information regarding the effects of restructuring the electric utility industry, (ii) requiring certain electric utilities to file competition information with the regulatory authority, and
(iii) initiating pilot programs.

         In Pennsylvania, AYE's largest service territory, the Electric Generation Customer Choice and Competition Act, 66 Pa. Cons. Stat. ss. 2801 et seq. (the "Pennsylvania Restructuring Legislation"), was enacted in 1996 to create retail access to a competitive market for the generation of electricity. This legislation reflects many of the recommendations made in a July 1996 PAPUC order which resulted from the PAPUC's investigation into electric power competition. This legislation, which became effective on January 1, 1997, provides, among other things, for all electric utilities in Pennsylvania to file, no later than September 30, 1997, a restructuring plan to implement direct access to a competitive market for electric generation, a three year phase-in of competition for retail electric customers in Pennsylvania and an opportunity for recovery of certain capital costs (stranded costs) incurred by utilities in a regulated environment that are not likely to be recoverable through prices charged in a competitive environment.

         On August 1, 1997, West Penn submitted to the PAPUC a comprehensive restructuring plan that, if implemented, will enable all of its customers to choose their electric generation supplier by January 1, 2001. The filing includes an implementation schedule for customer choice, customer options, unbundled rates, a market-based approach to value stranded costs and the basis for West Penn's request to recover them, including mitigation efforts, and a discussion of the effect of the restructuring legislation on utility planning, service obligations and utility organizational structure. The West Penn restructuring plan does not provide for corporate disaggregation. West Penn's plan is a stand-alone plan that will be implemented only in the event that the Merger is not consummated. It is anticipated that implementation of the plan will require Commission approval. A decision from the PAPUC is presently scheduled on or before May 29, 1998.

         On August 1, 1997, Duquesne Light submitted to the PAPUC a comprehensive restructuring plan that, if implemented, will enable all of its customers to choose their electric generation supplier by January 1, 2001. The filing includes an implementation schedule for customer choice, customer options, unbundled rates designed to mitigate stranded costs, a market-based approach to value stranded costs and the basis for Duquesne Light's request to recover them, and a discussion of the effect of the restructuring legislation on utility planning, service obligations and utility organizational structure. The Duquesne Light restructuring plan does not provide for corporate disaggregation. Like West Penn's plan, Duquesne Light's plan is a stand-alone plan which will be implemented only in the event that the Merger is not consummated. Accordingly, it is not anticipated that implementation of the plan will require Commission approval. A decision from the PAPUC is presently scheduled on or before May 29, 1998.

         Separately from such restructuring applications, on August 1, 1997, AYE and DQE, on behalf of West Penn and Duquesne Light, respectively, filed a joint application with the PAPUC for its approval of the Merger. The application included a discussion of the benefits of the Merger, as well as evidence concerning market power issues and AYE's and DQE's commitments to market power mitigation measures. A decision from the PAPUC is presently scheduled on or before May 29, 1998.

         The changes to the electric industry that have occurred and that are occurring are bringing increased competition to various sectors of the industry and are putting pressure on utilities to lower their costs. AYE recognized that a combination with another financially strong utility would enable the combined entity to generate and deliver energy more cheaply and efficiently and thereby enable such combined entity to remain a premier supplier of energy in an increasingly competitive industry.

         In late 1996, the chief executive officers of AYE and DQE met on several occasions and had several phone conversations to discuss a possible combination between AYE and DQE. As a result of these contacts, AYE and DQE agreed in December of 1996 to commence a process of due diligence and to determine if a mutually desirable transaction could be agreed upon. These early contacts concluded with understandings that AYE was open to the idea of negotiating an exchange ratio that would give holders of DQE Common Stock a premium to its market trading price, that the board of directors of the combined company could include representation from the board of directors of DQE (the "DQE Board") approximately equivalent to the percentage ownership of DQE stockholders in the combined company after the Merger and that AYE saw a good fit for DQE management in AYE after the Merger.

         An initial meeting of AYE and DQE managements and their respective legal and financial advisors was held in late December 1996, at which time important areas of due diligence were identified and a subsequent mutual due diligence presentation was scheduled. After this December meeting, AYE and DQE began the organization of due diligence information regarding their respective companies for review by the other. In mid-January 1997, the senior managements of AYE and DQE met and each gave a business overview presentation to the other party and its legal and financial advisors and responded to questions. Thereafter, representatives of AYE and DQE performed financial, operating and legal due diligence investigations on the other party and, throughout January through April 1997, negotiated the legal and financial terms of the Merger. In addition, AYE retained legal counsel experienced in nuclear-related matters, a firm of consulting nuclear engineers and a retired nuclear utility executive to assist AYE in its due diligence investigation of the Nuclear Facilities.

         The negotiations of the terms of the Merger Agreement focused most intensely upon the number of shares of AYE Common Stock into which each share of DQE Common Stock would be converted in the Merger, the status of events concerning the Nuclear Facilities, whether contractual language relating to an adverse regulatory or operating event at the Nuclear Facilities that does not give rise to a material adverse effect on DQE should give AYE a right not to consummate the Merger or result in a reduction in the Exchange Ratio, the circumstances under which the terms of regulatory approvals could give AYE, or AYE and DQE, a right not to consummate the Merger, the circumstances under which termination fees would be payable and the amount of those fees, and the circumstances under which either party could negotiate with a third party regarding an alternative merger proposal or terminate the Merger Agreement to accept such a proposal. During the week of March 31, 1997, an understanding with respect to potentially mutually agreeable positions on the principal issues was reached, and thereafter documentation was finalized, due diligence was completed and the board of directors of AYE (the "AYE Board") and the DQE Board each approved the Merger and related matters at respective meetings held late in the day on April 4, 1997, following presentations from their respective senior managements and their legal and financial advisors (including descriptions of the Merger Agreement by their respective legal advisors) and after having received the fairness opinions of their respective financial advisors.

         Additional information regarding the background of the Merger is set forth in the Registration Statement on Form S-4 of AYE, which is hereby incorporated by reference as Exhibit C-1 (the "Registration Statement").

         2. Merger Agreement

         The following is not a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is hereby incorporated by reference as Exhibit B-1.

         The Merger Agreement provides for a business combination of AYE and DQE in which Merger Sub will be merged with and into DQE. DQE will be the surviving corporation in the Merger and will become a wholly owned subsidiary of AYE. Upon the consummation of the Merger, each share of DQE Common Stock issued and outstanding immediately prior to such time (other than the Excluded Shares) will be converted into the right to receive, and become exchangeable for, 1.12 shares of AYE Common Stock. Each issued and outstanding share of AYE Common Stock will be unchanged as a result of the Merger and will remain issued and outstanding after the Merger.

         The Merger is expected to be tax-free to AYE and DQE stockholders (except with respect to fractional shares). Based on the number of shares outstanding for each of AYE and DQE as of September 30, 1997, stockholders of DQE will own approximately 42% of the issued and outstanding AYE Common Stock after the Merger.

         Except as set forth below, if any holder of DQE Common Stock would be entitled to receive a number of shares of AYE Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment equal to such holder's proportionate interest in a share of AYE Common Stock, based on the closing price of such shares as reported in The Wall Street Journal, New York City edition, on the trading day immediately prior to the Effective Time (as such term is defined in the Merger Agreement). All shares of DQE Common Stock credited to participants' accounts under the Dividend Reinvestment and Stock Purchase Plan of DQE ("DQE DRSPP") will be converted into a number of shares of AYE Common Stock determined by multiplying the number of such shares by the Exchange Ratio. All such shares of AYE Common Stock will be held in the participants' accounts, with individual participants' accounts in the DQE DRSPP being credited with fractional shares of AYE Common Stock.

         The Merger is subject to customary closing conditions, including the receipt of all necessary governmental approvals, including the approval of the Commission.

         The Merger is  designed to qualify as a tax-free  reorganization  under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). AYE and DQE believe that the Merger will be treated as a "pooling of interests" for accounting purposes.

         The Merger Agreement contains customary covenants relating to the conduct of business by AYE and DQE, respectively, pending the consummation of the Merger. As a general matter, unless approved in writing by the other party, or unless expressly contemplated by the Merger Agreement, the Stock Option Agreement, dated as of April 5, 1997, between DQE and AYE, which is hereby incorporated by reference as Exhibit B-2, the respective budgets of DQE and AYE, or as required by applicable law, the parties must, among other things, conduct their and their subsidiaries' business in the ordinary and usual course, may not pay dividends in excess of certain prescribed amounts, and may not take any action or fail to take any action that would prevent the Merger from qualifying for "pooling of interests" accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions.

         3. Management of AYE Following the Merger

         The Merger Agreement provides that, from and after the Effective Time, the AYE Board will be composed of 15 directors and that, immediately prior to the Effective Time, DQE will designate six of such directors, and AYE will designate nine of such directors, and that all such designated directors will be the directors of AYE from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the AYE Charter and the Bylaws of AYE (the "AYE Bylaws"). Although as of the date hereof neither DQE nor AYE has determined whom it will designate to be directors of AYE following the Effective Time, each of DQE and AYE currently intends to nominate persons from among the members of its board of directors at the Effective Time. In addition, the Merger Agreement provides that following the Effective Time, four of the six directors of AYE designated by DQE pursuant to the Merger Agreement will be the chairmen of the following committees of the AYE Board: Nuclear Review, New Business, Finance, and Employee and Community Relations, and that four of the nine directors of AYE designated by AYE pursuant to the Merger Agreement will be the chairmen of the following committees of the AYE Board: Audit, Management Review, Nominating, and Benefits.

         The Merger Agreement further provides that, from and after the Effective Time, Alan J. Noia will be the Chairman and Chief Executive Officer of AYE and David D. Marshall will be the President and Chief Operating Officer of AYE.

         The Merger Agreement also provides that, from and after the Effective Time, AYE's corporate headquarters will remain in Maryland and substantial operations of AYE's subsidiaries, including DQE, will remain in the Pittsburgh, Pennsylvania area.

Item 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of shares of AYE Common Stock under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee for the
Registration Statement on Form S-4................................$656,886.21
Accountants' fees........................................................./10
Legal fees and expenses relating to the PUHCA............................./10
Other legal fees and expenses............................................./10
Other...................................................................../10
Shareholder communication and proxy solicitation........................../10
NYSE listing fee........................................................../10
Exchanging, printing, and engraving
  of stock certificates.................................................../10
Financial Advisors' fees and expenses
     Merrill Lynch......................................................../10
     Credit Suisse First Boston.........................................../10
Consulting fees related to human resource
  issues, public relations, regulatory support,
  and other matters relating to the Merger................................/10
Expenses related to integrating the operations of the
  merged company and miscellaneous......................................../10
TOTAL...................................................................../10


Item 3.  APPLICABLE STATUTORY PROVISIONS

         The following sections of the PUHCA and the Commission's rules thereunder are or may be directly or indirectly applicable to the Merger:

                         Transactions to which section or rule is or
Section of the PUHCA     may be applicable
--------------------     -------------------------------------------------------
6, 7, 12                 Issuance  of  AYE Common Stock; addition of DQE and its
                         subsidiaries to the Money Pool; amendment of AYE's existing financing authority to provide loans and guarantees to DQE's subsidiaries.

9, 10, 11 and rules      Acquisition by  AYE of DQE Common Stock and Merger  Sub
thereunder               common stock;  indirect  acquisition  of securities of,
                         and interests in the business of, DQE's subsidiary companies.

13 and rules thereunder  Intra-system service, sales and construction contracts.

Rule 54 All transactions that do not involve a financing for the purposes of acquiring an EWG.

--------
/10     To be filed by Amendment.

To the extent that other sections of the PUHCA or the Commission's rules thereunder are deemed to be applicable to the Merger, such sections and rules should be considered to be set forth in this Item 3.

A.       MERGER

         Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business."

         As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the PUHCA and should be approved by the Commission. Thus:

         - The Merger will not create detrimental interlocking relations or concentration of control;

         -  The consideration to be paid in the Merger is fair and reasonable;

         - The Merger will not result in an unduly complicated capital structure for the AYE system;

         -  The Merger is consistent with Section 11 of the PUHCA;

         - The Merger is in the public interest and the interests of investors and consumers;

         - The Merger tends toward the economical and efficient development of an integrated electric utility system; and

         -  The Merger will comply with all applicable state laws.

         Furthermore, the Merger also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Merger and the requests contained in this Application-Declaration are well within the precedent of transactions approved by the Commission as consistent with the PUHCA prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein support the Applicant's analysis, and Commission approval of the Merger in accordance with the recommendation of the 1995 Report would facilitate the creation of a new holding company better able to compete in the rapidly evolving electric utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation . . . and minimize regulatory overlap, while protecting the interests of consumers and investors,"/11 should be followed in reviewing this Application-Declaration since, as demonstrated below, the Merger will benefit both consumers and shareholders of AYE and since the other federal and state regulatory authorities with jurisdiction over this Merger will have approved it as in the public interest. In addition, although discussed in more detail in each applicable item below, the specific recommendations of the


--------
/11 Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report.

Division with regard to financing transactions,/12 utility ownership/13 and diversification/14 are applicable to the Merger.

         1.   Section 10(b)

         Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

              (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

              (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

              (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

        (a)  Section 10(b)(1)

             (i)  Interlocking Relationships

         By its nature, any merger results in new links between previously unrelated companies. However, new links alone are not the "interlocking relations" targeted by Section 10(b)(1), which was designed to further the Congressional policy of preventing interlocking directorships among competitors in interstate commerce and was primarily aimed at preventing restrictions that inhibit "free and independent competition." North American Light & Power Company, et al., Holding Co. Act Release No. 6153 (Oct. 25, 1945). The Merger Agreement provides for the AYE Board to consist of 15 members, six designated by DQE and nine




--------

12 E.g., the reduced regulatory burdens associated with routine financings. 1995 Report at 50.

13 E.g., the Commission should apply a more flexible interpretation of the integration requirements under the PUHCA; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71- 77.

14 E.g., the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90. Applicant notes that the Commission has implemented this recommendation in adopting Rule 58 under the PUHCA, which exempts the acquisition of securities of energy and gas related companies by a registered holding company, subject to certain limitations.

designated by AYE./15 It does not contemplate creating relationships with other utilities, or with competitors of either constituent company. The relationships created by the Merger will not restrict competition and will be beneficial to the protected interests under the PUHCA and thus are not prohibited by Section 10(b)(1). Moreover, the benefits that will accrue to the public, investors and consumers from the combination of DQE and AYE make clear that any other interlocking relationships that might arise from the Merger are not detrimental.

            (ii)  Concentration of Control

         Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex, and irrational holding company systems at which the [PUHCA] was primarily aimed." American Electric Power Company, Inc., 46 SEC 1299, 1307 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the [PUHCA] was specifically directed." Vermont Yankee Nuclear Power Corp. et al., 43 SEC 693, 700 (1968). The DQE and AYE strategic alliance will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.

         Size: While the combination of DQE and AYE will result in a larger utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology. If approved, the AYE system will serve approximately 2.0 million electric customers in a 29,800 square mile area in five states. As of September 30, 1997, the combined assets of DQE and AYE totaled approximately $11.3 billion and, for the twelve months ended September 30, 1997, combined operating revenues totaled approximately $3.5 billion. As of December 31, 1996, the combined generating capacity of Duquesne Light, Monongahela, Potomac Edison, West Penn, AYP Energy and AGC (including PURPA projects) totaled 11,315 MW.

         The Commission has approved several acquisitions involving similarly sized operating utilities and two acquisitions in which the value of the combined assets of the parties were nearly double the value of the assets of the parties to the Merger. See, e.g., Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $22 billion); The Southern Company; SV Ventures, Inc., Holding Co. Act Release No. 24579 (Feb. 12, 1988) (acquisition of Savannah Electric and Power Company; combined assets at time of acquisition approximately $20 billion); Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986) (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (acquisition of Public Service Company of New Hampshire; combined assets at time of acquisition of approximately $9 billion); American

--------

/15 AYE acknowledges the requirements of Section 17(c) of the PUHCA and Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers, and undertake that, upon completion of the Merger, it will be in compliance with the applicable provisions thereof.

Electric Power Company, Inc., 46 SEC 1299 (1978) (acquisition of Columbus and Southern Ohio Electric; combined assets at time of acquisition close to $9 billion)./16

         The size of AYE after the Merger will also be significantly smaller than a recently approved combination in the electric utility industry, the merger of Ohio Edison and Centerior, which produced an entity with approximately $17.8 billion in combined assets. ("FirstEnergy") FirstEnergy Corp., Holding Co. Act Release No. 26722 (Nov. 5, 1997).

         Several neighboring public utilities to the AYE system service territories are larger than or approximately the same size as the AYE system will be after the Merger. AEP, with total assets of $15.8 billion, is substantially larger than AYE will be after consummation of the Merger, as is Dominion, with total assets of $14.9 billion. GPU, with total assets of $10.9 billion, is only slightly smaller than AYE will be after consummation of the Merger.

         As the following table demonstrates, after the consummation of the Merger, AYE will not be an unusually large holding company. Four of the twelve registered electric utility holding company systems--The Southern Company ("Southern"), Entergy Corporation ("Entergy"), AEP and Central and Southwest Corp. ("CSW")--generally will be appreciably larger than AYE in terms of assets, operating revenues, customers and/or sales of electricity, and two others -- GPU, Inc. ("GPU") and Northeast Utilities ("Northeast") -- will be of roughly equal size in terms of these same factors:/17


                       Total         Operating       Electric       Sales in
                       Assets         Revenues      Customers         kWh
  System            ($ millions)    ($ millions)   (thousands)     (millions)
  ------            ------------    ------------   -----------     ----------
Southern              $ 30,292        $10,358        3,643           155,531
Entergy                 22,966          7,163        2,426           106,909
AEP                     15,886          5,849        2,943           132,573
CSW                     13,332          5,155        1,704            62,425
AYE                     11,290          3,546        1,969            73,377/18
GPU                     10,941          3,918        1,997            44,448
Northeast               10,741          3,792        1,701            39,530

Such comparisons demonstrate that after the Merger, AYE will be a mid-sized registered holding company, and its operations will not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to AYE in the region in which it will provide service.

--------
/16 These numbers are unadjusted for inflation. The AEP-Columbus number in particular would be considerably higher in current dollars.

/17 All amounts are for the financial year ended December 31, 1996, as reported in each company's respective Annual Report on Form 10-K, except for the number of electric customers serviced by each of Southern and AEP, which numbers were provided in telephone conversations with employees of the respective companies.

/18 Includes bulk power transactions.

         Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission stated in American Electric Power Company, although the framers of the PUHCA were concerned about "the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations . . . [and] [t]hey wished to preserve these opportunities. . . ." 46 SEC at 1309.

         More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, et al., Holding Co. Act Release No. 25952 (Dec. 17, 1993). In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests./19

         By virtue of the Merger, AYE will be in a position to realize the opportunities "for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Company, 46 SEC 1299, 1309. Among other things, the Merger is expected to yield labor cost savings, corporate and administrative and purchasing savings, and production dispatch savings. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.A.2.b.i below and are projected to result in savings of approximately $1.0 billion, the large majority of which it is estimated will be realized in the first 10 years after the Merger. Over the long term, AYE's customers will benefit from lower rates as a result of Merger-related efficiencies and synergies.

         Competitive Effects: Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Entergy Corporation, supra at 2041, citing Municipal Electric Ass'n of Massachusetts, et al. v. SEC, 413 F.2d 1052, 1056-1058 (D.C. Cir. 1969). As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged customers." DQE and AYE will file Notification and Report Forms with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") pursuant to the HSR Act, describing the effects of the Merger on competition in the relevant market, and it is a condition to the consummation of the Merger that the applicable waiting period under the HSR Act shall have expired.

         In addition, the competitive impact of the Merger will be fully considered by the FERC. Testimony filed with the FERC by Dr. Howard Pifer on behalf of AYE and DQE, a copy of which is filed as Exhibit D-2, demonstrates the following with respect to the Merger. First, in current wholesale markets, the Merger will not cause an increase in Herfendahl-Hirschman Index ("HHI") concentration statistics that


--------
/19 1995 Report at 73-75.

should be of any concern. Second, although the Merger could potentially cause HHI concentration statistics to increase beyond acceptable HHI thresholds in discrete time periods, this potential is limited to specific destination markets and specific products, and could be avoided if pancaked transmission rates (i.e., separate transmission rates charged by each utility as electric energy is transferred from a source to a destination) are eliminated in the Midwest region. Third, DQE and AYE cannot exercise any market power during the transition to competition in Pennsylvania because of the cost-based rate caps established under the Pennsylvania Restructuring Legislation. Finally, AYE and DQE have made commitments to mitigate any potential market power they may acquire as a result of the Merger. AYE believes that it will be able to demonstrate to the FERC that the Merger will not have an adverse competitive impact. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation, supra at 2,042, citing City of Holyoke Gas & Electric Department, et al. v. SEC, 972 F.2d 358, 363-64 quoting, Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

         For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

            (b) Section 10(b)(2)

         As noted above, the Commission may not approve the proposed combination of DQE and AYE under Section 10(b)(2) if it finds that the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired . . . ."

             (i)  Reasonableness of Consideration

         AYE believes that standards of Section 10(b)(2) regarding consideration are satisfied in the present case.

         First, the Merger is a pure stock-for-stock exchange and is intended to qualify for treatment as a "pooling of interests."/20 As set forth more fully above, each share of DQE Common Stock will be converted

--------
/20 Twelve  specific  conditions  must be met in order to qualify for pooling of interests. The Merger should satisfy those criteria as follows: (1) Both DQE and AYE were autonomous and were not a subsidiary or division of another corporation within two years before the Merger Agreement was initiated; (2) At the date of both the merger initiation and consummation, DQE and AYE are, and will be, respectively, independent of each other; (3) DQE and AYE will undertake a course of action which will attempt to complete the transaction within one year in accordance with a specific plan, or completed in a single transaction. Litigation or proceedings of a governmental authority that delay the completion of a plan are excepted from the one-year rule, provided they are beyond the control of the combining companies; (4) At the consummation date of the Merger Agreement, AYE will offer and issue its majority class of stock (voting rights) for no less than 90% of the voting common stock interests of DQE. The 90% or more of the voting common stock interests being acquired is determined at the date the Merger is consummated; (5) No changes in the equity interests of the voting common stock of DQE or AYE has been or will be made in contemplation of a pooling of interests. This restriction is for a period beginning two years prior to the initiation date of the plan of combination and for the period between the initiation date and the consummation date; (6) Neither DQE nor AYE will reacquire any of its voting common stock in substance or form to effect a business combination. Any reacquisition must be a normal amount as evidenced by both companies' patterns of reacquisition prior to the Merger; (7) Each DQE and AYE common stockholder will receive a voting common stock interest exactly in proportion to his or her voting common stock interest prior to the combination; (8) The DQE and AYE common stockholders will receive the rights they are entitled to and will not be deprived or restricted in any way from exercising those rights; (9) The entire Merger Agreement will be effected on the date of consummation; (10) Subsequent to consummation, the combined corporation, AYE, will agree not to reacquire or retire any of the stock which was issued to effect the transaction; (11) AYE will not enter into any agreements to the benefit of the former stockholders of DQE or AYE, such as loan guarantees; and (12) AYE will not plan to dispose of substantial amounts of the assets of DQE or AYE within two years of the date of the combination other than routine transactions in the ordinary course of business or to eliminate excess capacity.

into the right to receive, and become exchangeable for, 1.12 shares of AYE Common Stock. Each share of AYE Common Stock issued and outstanding prior to the Merger will be unaffected by the Merger. The Merger will therefore involve no "acquisition adjustment" or other write-up of the assets of AYE or DQE. The difference for holders of DQE Common Stock is that, after the Merger, they will own shares in a Maryland corporation (i.e., AYE), rather than a Pennsylvania corporation (i.e., DQE). The differences between the rights of the stockholders of DQE under the Pennsylvania Business Corporation Law, the DQE Articles and the Bylaws of DQE, and rights of the stockholders of AYE under the Maryland General Corporation Law, the AYE Charter and the AYE Bylaws are set forth at pages 77-90 of the Registration Statement.

         Second, the Merger was submitted to, and approved by, the affected public stockholders, i.e., the holders of AYE Common Stock and the holders of DQE Common Stock, respectively. Holders of approximately 95% of AYE Common Stock represented at the Special Meeting of Stockholders of AYE held on August 7, 1997, approved the Merger and holders of approximately 98% of DQE Common Stock represented at the Annual Meeting of Stockholders of DQE held on August 7, 1997, approved the Merger.

         Third, the Exchange Ratio is the product of extensive and vigorous arm's-length negotiations between AYE and DQE. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See "Background of the Merger" at pages 25-26 of the Registration Statement. As recognized by the Commission in Ohio Power Co., 44 SEC 340, 346 (1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

         Finally, nationally-recognized investment bankers for AYE and DQE have reviewed extensive information concerning the companies, have analyzed the Exchange Ratio employing a variety of valuation methodologies and have opined that the Exchange Ratio is fair to the respective holders of AYE Common Stock and DQE Common Stock from a financial point of view. The investment bankers' analyses and opinions are described in detail on pages 28-36 of the Registration Statement. The assistance of independent consultants in setting considerations has been recognized by the Commission as evidence that the requirements of
Section 10(b)(2) have been met. The Southern Company; SV Ventures, Inc., Holding Co. Act Release No. 24579 (Feb. 12, 1988).

         In rendering their fairness opinions, DQE's investment banker, Credit Suisse First Boston Corporation ("CSFB") and AYE's investment banker, Merrill Lynch & Co. ("Merrill Lynch"), performed a number of analyses relevant to the fairness of the Exchange Ratio from a financial point of view and analyses relevant to the investment in, and earning capacity of, the utility assets of DQE and AYE. These analyses considered, among other things, the pro forma effect of the Merger on AYE's earnings, dividends and cash flow, and the respective contributions of DQE and AYE to AYE in terms of assets, earnings, dividends, cash flow and businesses. Both Merrill Lynch and CSFB considered both public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of DQE and AYE; historical market prices and trading activities of DQE Common Stock and AYE Common Stock and certain publicly traded companies deemed similar; and other information, as more fully described on pages 28-36 of the Registration Statement.

         In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, the Exchange Ratio falls within the range of reasonableness, and the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of DQE.

            (ii) Reasonableness of Fees

         AYE believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers are consistent with Commission precedent, and meet the standards of
Section 10(b)(2).

         DQE and AYE together expect to incur a combined total of approximately $24 million in fees, commissions and expenses in connection with the Merger, a sum that is significantly less than the fees deemed reasonable by the Commission in other transactions; specifically, The Cincinnati Gas and Electric Company and PSI Resources, Inc. together incurred $47.1 million in fees, commissions and expenses in connection with their combination into CINergy Corp., Northeast alone incurred $46.5 million in fees and expenses in connection with its acquisition of the Public Service Company of New Hampshire, and Entergy alone incurred $38.0 million in fees in connection with its acquisition of Gulf States Utilities. See CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994); Northeast Utilities, et al., Holding Co. Act Release No. 25548 (June 3, 1992); Entergy Corporation, et al., Holding Co. Act Release No. 25952 (Dec. 17, 1993). The sum of the fees paid in connection with the Merger is also substantially similar to that paid in other recent mergers, including FirstEnergy, in which the parties paid approximately $32 million in fees. FirstEnergy Corp., Holding Co. Act Release No. 26722 (Nov. 5, 1997).

         With respect to financial advisory fees, AYE believes that the fees payable to the financial advisors are fair and reasonable for similar reasons.

         In connection with AYE's engagement of Merrill Lynch, AYE and Merrill Lynch entered into a letter agreement (the "Merrill Lynch Engagement Letter"),
(1) pursuant to which Merrill Lynch was paid a fee of $250,000 on the date of such letter agreement and (2) which provides that if, during the period Merrill Lynch is retained by AYE or within 18 months thereafter, (a) a Merger Transaction (as defined in the Merrill Lynch Engagement Letter) is consummated or (b) AYE or its affiliates enters into an agreement with DQE which subsequently results in a Merger Transaction, an additional fee of $8,650,000 will be payable. Any fee previously paid to Merrill Lynch in accordance with clause (1) of this paragraph will be deducted from the fee to which Merrill Lynch is entitled in accordance with clause (2). Pursuant to the Merrill Lynch Engagement Letter, if AYE receives any bust-up fee, break-up fee, termination fee, expense reimbursement or any similar type of payment from DQE in connection with a proposed Merger Transaction, then AYE has agreed to pay Merrill Lynch 10% of such payment received (excluding any payment to AYE related to the reimbursement of actual out-of-pocket expenses incurred by AYE; provided, however, that Merrill Lynch's fee pursuant to this sentence will not be considered as an out-of-pocket expense for purposes of this sentence), up to a maximum of $6,250,000. In addition, pursuant to the Merrill Lynch Engagement Letter, AYE has agreed to pay certain other expenses of, and has granted certain rights of indemnification to, Merrill Lynch.

         Pursuant to the terms of CSFB's engagement as financial advisor to DQE, DQE has agreed to pay CSFB for its services in connection with the Merger an aggregate financial advisory fee of $8.65 million. DQE also has agreed to reimburse CSFB for reasonable out-of-pocket expenses incurred by CSFB in performing its services, including the fees and expenses of legal counsel and any other advisor retained by CSFB, and to indemnify CSFB and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of CSFB's engagement.

         Under the terms of the above referenced engagements with Merrill Lynch and CSFB, if the Merger is consummated, AYE and DQE will expend together approximately $17.3 million on financial advisor fees, or about 0.27% of the combined market value/21 of the parties to the Merger. The amount of these financial advisor fees is substantially less than the 0.96% approved by the Commission in The Southern Company transaction and approximately the same as the 0.275%, 0.35%, 0.36% and 0.31% paid and approved by the Commission in the Centerior, Northeast Utilities, Entergy and CINergy transactions, respectively. See The Southern Company; SV Ventures, Inc., Holding Co. Act Release No. 24579 (Dec. 12, 1988); Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986); Northeast Utilities, et al., Holding Co. Act Release No. 25548 (June 3, 1992); Entergy Corporation et al., Holding Co. Act Release No. 25952 (Dec. 17, 1993); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994).

         Finally, the financial advisor fees of DQE and AYE reflect competition in the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

            (c)  Section 10(b)(3)

         Section 10(b)(3) requires the Commission to determine whether the Merger will "unduly complicate the capital structure" of the AYE system or will be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the AYE system.

         Capital Structure: The corporate capital structure of AYE after consummation of the Merger will not be unduly complicated. Pursuant to the terms of the Merger Agreement, holders of DQE Common Stock


--------
/21 Market value calculated based on number of shares of AYE Common Stock and DQE Common Stock outstanding as of September 30, 1997, and their respective 52-week trading highs as of that date. See Application/Declaration of CINergy Corp., File No. 70-8427, n.10.

will receive AYE Common Stock at the Exchange Ratio. Upon consummation of the Merger, AYE will own all of the issued and outstanding DQE Common Stock. Each outstanding share of AYE Common Stock and the outstanding common, preferred stock, preference stock and public debt securities of each of DQE, DQE's subsidiaries and AYE's subsidiaries will remain unchanged./22 The only voting securities of AYE that will be publicly held after the consummation of the Merger will be the AYE Common Stock. Such capital structure of AYE will not be unduly complicated and will be substantially similar to capital structure approved by the Commission in other orders. See, e.g., CINergy, Holding Co. Act Release No. 26146 (Oct. 21, 1994); Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986); Midwest Resources, et al., Holding Co. Act Release No. 25159 (Sept. 26, 1990).

         Set forth below are summaries of the historical capital structures of DQE and AYE as of September 30, 1997, and the pro forma consolidated capital structure of AYE (assuming the Merger occurred on September 30, 1997):


                               AYE and DQE Historical Capital Structures
                                         (dollars in millions)
                                   AYE                        DQE
                                 ------                    ---------
Common Stock Equity              $2,232                    $   1,480
Preferred/Preference Stock          170                          225
Long-Term Debt                    2,206                        1,358
                                 ------                    ---------
           Total                 $4,608                    $   3,063
                                 ======                    =========


                             AYE Pro Forma Consolidated Capital Structure
                                   (dollars in millions) (unaudited)
Common Stock Equity                $3,684                      48.2%
Preferred /Preference Stock           395                       5.2%
Long-Term Debt                      3,564                      46.6%
                                -----------                ---------
           Total                   $7,643                     100.0%
                                ===========                =========

         AYE's pro forma consolidated common equity to total capitalization ratio of 48.2% is significantly higher than both CINergy's 39.9% and Northeast Utilities' 27.6% ratios, both of which were approved by the Commission. It is well above the "traditionally acceptable 30% level," to which the Commission referred in approving the Northeast Utilities transaction. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990); see also CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994).

--------
/22 The continued existence of the DQE Preferred Stock after consummation of the Merger will not constitute an undue complication of the AYE capital structure. First, although not applicable in the instant matter because DQE will remain a holding company after consummation of the Merger, Rule 52 under the PUHCA expressly permits, subject to certain limitations, the issuance of preferred stock by certain subsidiaries of a registered holding company. Second and more importantly, in its recent determination in New Century Energies, Inc., the Commission explicitly noted that the preferred stock of a holding company which would become an intermediate holding company after consummation of the subject transactions, would remain outstanding and unaffected by the subject merger. Holding Co. Release Act No. 26748 (Aug. 1, 1997) n.19.

         The pro forma ratio reflects the adjustments described on pages 65-76 of the Registration Statement. The assets, liabilities and equity of AYE and DQE were reclassified where appropriate to conform to the presentation expected to be used by AYE after consummation of the Merger.

         Protected Interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the AYE system. The combination of DQE and AYE is entirely consistent with the proper functioning of a registered holding company system. Duquesne Light's, Monongahela's, Potomac Edison's, West Penn's and AGC's utility operations will be fully integrated. Furthermore, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both AYE and DQE, and the integration of Duquesne Light, Monongahela, Potomac Edison, West Penn and AGC will improve the efficiency of their respective systems. This integration is described in Item 3.A.2.a.ii below and the benefits and savings are described in Item 3.A.2.b.i below. Moreover, as noted by the Commission in Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." The utilities of the system will be reporting companies subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 (the "Exchange Act") following the completion of the Merger. The various reports previously filed by DQE and AYE under the Exchange Act contain readily available information concerning the Merger. For these reasons, the Applicant believes that the Merger will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

         2. Section 10(c)

         Section  10(c)  of  the  PUHCA  provides  that,   notwithstanding   the
provisions of Section 10(b), the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which . . . is detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

              (a)  Section 10(c)(1)

         Section 10(c)(1) requires that transactions not be detrimental to carrying out the provisions of Section 11. Section 11(a) of the PUHCA requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and that voting powers are fairly and equitably distributed. As described in Item 3.A.1.c above, the Merger will not result in unnecessary complexities or unfair voting powers; indeed, because AYE will have only one authorized class of voting stock outstanding, AYE Common Stock, which will be owned by both the holders of AYE Common Stock before and after the Merger and the holders of DQE Common Stock after the Merger, all stockholders will have equal and identical rights.

         Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." As detailed below, the Merger will not be detrimental to, or inconsistent with, the carrying out of the provisions of Section 11(b).

             (i) Acquisition of Certain Businesses

         As a result of the Merger, the nonutility businesses and interests of DQE and AYE described in Item 1.B.4 above will become businesses and interests of AYE. In addition, the subsidiaries, affiliates and associates of the foregoing companies will become indirect subsidiaries, affiliates and associates, respectively, of AYE.

         Corporate charts showing the subsidiaries, including nonutility subsidiaries, of AYE and DQE are filed as Exhibits E-3 and E-4. A corporate chart showing the projected arrangement of AYE after the Merger is filed as Exhibit E-5.

         Standard for Permissible Non-Utility Businesses: Section 11(b)(1) generally limits a registered holding company to "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the cases interpreting Section 11, the Commission has generally required an operating or functional relationship between the operations of the utility system and the system's nonutility business. See, e.g., Michigan Consolidated Gas Co., 44 SEC 361, 365 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971) (quoting General Public
Utilities Corp., 32 SEC 807, 839 (1951)); United Light and Railways Co., 35 SEC 516, 519 (1954). The Commission has also approved nonutility businesses that evolved out of the system's utility business, where the investment was not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers. CSW Credit, Inc., Holding Co. Act Release No. 25995 (Mar. 2, 1994); Jersey Central Power & Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987).

         In addition, Section 9(c)(3) authorizes the Commission to approve the acquisition by a registered holding company of securities "in the ordinary course of business." Rule 58, which was adopted pursuant to Section 9(c)(3), expanded the ability of public utility holding companies to invest in energy-related businesses. In adopting Rule 58, the Commission acknowledged that the gas and electric utility industries were in the midst of substantial deregulation at both the state and federal level, and, in light of this, explicitly recognized that "the contemporary gas and electric industries no longer focus solely upon the traditional production and distribution functions of a regulated utility, but . . . instead [are] evolving toward a broadly based, competitive, energy services business." Exemption of Acquisitions by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities; Exemption of Capital Contributions and Advances to Such Companies, 62 Fed. Reg. 7900, 7902 (Feb. 20,
1997) ("Rule 58 Release").

         Under Rule 58, a registered holding company or a subsidiary company thereof may acquire the securities of an "energy-related company," subject to certain limitations and reporting requirements. An energy-related company is a company that derives or will derive substantially all of its revenues (exclusive of revenues from temporary investments) from one or more of the ten businesses specifically enumerated in the Rule. Acquisitions made pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3) and are exempt from the requirement of Commission approval under Sections 9(a)(1) and 10. The exemption provided by Rule 58 is available only if the aggregate investment by the registered holding company and its subsidiaries in energy-related companies does not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company.

         In the Rule 58 Release, the Commission reflected on the increasing pressure on utility companies to move away from traditional, regulated utility functions and towards more broadly-based energy-related businesses:

         [R]egistered holding companies have filed numerous applications in recent years seeking authorization to engage in nonutility activities that the companies contend complement, or are natural extensions of, the evolving gas and electric industries. In considering these applications, the Commission has attempted to balance the need for regulatory change due to industry developments with the need for continued protection under the Act of the public interest and the interest of investors and consumers. The concept of a functional relationship has been expanded in some cases, in a manner consistent with the purposes and limitations of the Act, and the Commission has permitted some activities that would benefit the registered system in ways less tangible and direct than those considered and approved in orders of previous years. In some cases the Commission approved as part of this development extensive transactions with nonassociate companies and declined to limit the transactions to the particular service territory of the registered system utilities. To this extent, the Commission implicitly correlated the functional relationship test with changes in the industry.

Rule 58 Release at 7901. (Footnotes omitted.)

         In the same release, the Commission further observed that "various considerations, including developments in the industry, the Commission's familiarity with the particular nonutility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Rule 58 Release at 7902.

         The Commission will note from the discussion below that most of the nonutility businesses Applicant is seeking to acquire are substantially similar to businesses that the Commission has previously approved with respect to other registered holding company systems. For those businesses that have not been approved in prior orders, most are either exempt from the PUHCA or qualify as energy-related companies under Rule 58./23 With respect to these nonutility businesses that do not come within established Commission

--------
/23 The aggregate amount of AYE's investment in these  energy-related  companies will not exceed the limits established by the Commission in Rule 58. Further, following the Commission's recent decision in New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997), Applicant requests that, after consummation of the Merger, DQE's investments in "energy-related" businesses, as that term is used in Rule 58, in existence prior to the Merger be disregarded for purposes of calculating AYE's total investment in energy-related companies. This request is based on the fact that DQE was not subject to the restrictions of Section 11(b)(1) and the Commission's precedent thereunder at the time it acquired interests in such energy-related businesses.

precedent, and that are not otherwise exempt from the PUHCA, Applicant believes that the Commission should nonetheless authorize the acquisition of the securities of such businesses under Section 9(c)(3) of the PUHCA, as the size of such investments are minimal and therefore "not detrimental to the public interest or the interest of investors or consumers."

         (A) Description of DQE Businesses

(1) Duquesne Light, whose origin dates to 1880, is engaged in the production, transmission, distribution and sale of electric energy in southwestern Pennsylvania. Through its direct and indirect subsidiaries, Duquesne Light is engaged in other businesses discussed below. Through its wholly owned subsidiary Ventures, Duquesne Light owns three indirect subsidiaries: Diemen-Flevo Co. ("Diemen-Flevo"), Oakridge Resources and EnviroGas.

         Diemen-Flevo is engaged in making investments to accumulate funds for the decommissioning of fossil-fueled power stations. Diemen-Flevo is the beneficial owner of the Diemen-Flevo Trust, which is a party to financial transactions involving certain commercial equipment leases, including the sale and lease-back of non-voting, non-controlling interests in two generating facilities in the Netherlands. Diemen-Flevo is not involved in the technical, marketing or administrative details of the leasing of the subject property. The subject lease transactions, like those of Montauk and its subsidiaries discussed below, are passive investments which generate certain tax benefits, an activity which the Commission has accepted as "in the ordinary course of business" of a registered holding company provided (as is true here) that the acquisition of securities in connection with such transactions is not an acquisition that involves ownership and management of a nonutility business. Central and South West Corp., Holding Co. Act Release No. 23578 (Jan. 22, 1985).

         Oakridge Resources owns a 50% joint venture interest in Laurel Ventures, which interest was acquired as consideration for contributing certain coal properties owned by DQE. Through its interest in Laurel Ventures, Oakridge Resources is engaged in the sale and marketing of coal and the leasing of coal properties to an unaffiliated construction and mining company. The sale and marketing of coal is clearly "energy-related" within the meaning of Rule 58(b)(1)(v). See Rule 58 Release at 7906, n.62. These activities are also consistent with Commission precedent which has approved companies in a registered holding company system to market coal and other energy commodities and to lease coal properties. See, e.g., Northeast Utilities, Holding Co. Act Release No. 26592 (Oct. 11, 1996); American Electric Power Co., Holding Co. Act Release No. 26583 (Sep. 27, 1996); see also Central Ohio Coal Co., Holding Co. Act Release No. 26369 (Sep. 7, 1995) (authorizing the sale to third parties of coal produced by subsidiaries of a registered holding company); Consolidated Natural Gas Company, Holding Co. Act Release No. 19792 (Dec. 3, 1976) (authorizing transactions with respect to a subsidiary of a registered holding company that was to engage "in the business of owning and leasing coal properties").

         EnviroGas  is engaged in  gathering,  processing  and selling  coal bed methane gas. EnviroGas obtains the methane from coal seams on real property which is owned by other persons. EnviroGas owns title to the methane gas and has entered into agreements with the owners of the real property to collect such gas, but does not own title to the real property. EnviroGas is thus engaged in "the production, conversion, sale and distribution . . . of alternative fuels" within the meaning of Rule 58(b)(1)(vi). Further, the Commission has previously authorized registered holding companies to engage in coal gasification activities. See, e.g., Columbia Gas System, Inc., Holding Co. Act Release No. 16968 (Jan. 18, 1971); The Southern Company, Holding Co. Act Release No. 26221 (Jan. 25, 1995) (authorizing preliminary development of coal gasification projects). See also New England Electric System, Holding Co. Act Release No. 26277 (Apr. 26, 1995) (approving investments in facilities for the production or recovery of alternative fuels). EnviroGas, through its 100% membership interest in LFG Capital, L.L.C., is also engaged in landfill gas recovery projects in Pennsylvania. As set forth below in the discussion of Montauk's alternative energy investments, substantially similar investments by a subsidiary of a registered holding company have been previously authorized by Commission order.

         In addition, Ventures owns approximately 9% of the outstanding voting securities of Maglev, Inc., which was formed to develop an elevated railway system for the Pittsburgh area. To date, Ventures has invested $120,000 in the project. It is unclear at this point whether the project will, in fact, proceed. To the extent that the project does proceed, the Maglev interest should be retainable by analogy to Rule 40(a)(5) under the PUHCA, which provides a limited exemption for acquisition of securities of industrial and nonutility enterprises located within the service territory of the registered holding company, where the acquisition does not result in an affiliation with, that is, ownership by the registered holding company, directly or indirectly, of 5% or more of the voting securities of, the nonutility company. Further, the Commission has also issued orders authorizing the acquisition of securities of local nonutility enterprises outside the strictures of Rule 40(a)(5) as "in the ordinary course of business" pursuant to Section 9(c)(3). See, e.g., Hope Gas, Inc., Holding Co. Act Release No. 25739 (Jan. 26, 1993); Georgia Power Co., Holding Co. Act Release No. 25949 (Dec. 15, 1993).

         Duquesne Light is also the general partner of Duquesne Capital L.P., a special purpose limited partnership formed to issue its limited partnership interests in the form of Series A MIPS. See Item 1.B.1.b above for a further discussion of such securities. The Commission has previously authorized registered holding companies to organize and acquire limited partnerships and special-purpose subsidiaries in connection with the issuance of monthly income preferred securities. See, e.g., Jersey Central Power & Light Co., Holding Co. Act Release No. 26246 (Mar. 6, 1995); Metropolitan Edison Co., Holding Co. Act Release No. 26102 (Aug. 11, 1994).

(2) DE, a wholly owned subsidiary of DQE, makes strategic investments that are intended to be beneficial to DQE's core energy business. These investments are intended to enhance DQE's capabilities as an energy provider, increase asset utilization and act as a hedge against changing business conditions. DE has six wholly owned subsidiaries: ADC; Property Ventures, Ltd. ("Property Ventures"); JLK Technology Inc. ("JLK"); DQE Communications, Inc. ("Communications"); On-Demand Energy, Inc. ("On-Demand"); and Keystone Power Services, Inc.

         ADC owns the energy facilities for the Pittsburgh International Airport. ADC is not a public utility company for purposes of the Pennsylvania Public Utility Code. DQE has, however, elected to treat ADC as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26257

(Mar. 24, 1995) (authorizing the acquisition of ADC under Sections 9(a)(2) and 10 of the Act). ADC's utility operations, which are located within the service territory of Duquesne Light, are currently integrated with those of Duquesne Light and, following the Merger, will be integrated with those of the other AYE public utility subsidiary companies as well.

         Property  Ventures  owns  and  develops  real  estate  in  southwestern
Pennsylvania. Property Ventures also owns a 50% joint-venture interest in Hopewell Partnership, which is similarly engaged in investing in real estate in the Pittsburgh area. DQE's net investment in Property Ventures and Hopewell Partnership is $63.5 million, approximately $55.5 million (87%) of which is comprised of office buildings used in DQE's operations, including the respective corporate headquarter buildings of DQE, Duquesne Light, DE, DES and DQEnergy
Partners. Applicant does not currently intend to expand DQE's present $8.0 million investment in unrelated real estate activities. AYE thus seeks only to retain DQE's relatively small existing interests as "in the ordinary course of business" pursuant to Section 9(c)(3) of the PUHCA.

         JLK was formed to hold a 50% limited partnership interest in Kommco, L.P., a joint venture formed with ITRON, Inc. to offer wireless communications for regional monitoring and control services. JLK and possibly Kommco will seek a determination of status as "exempt telecommunications companies" pursuant to
Section 34 of the PUHCA.

         DE formed  Communications  to enter into a joint  venture  ("Pittsburgh
Fiber") with a telecommunications company to establish a fiber optic telecommunications network in the Pittsburgh area. To do this, it is currently contemplated that Duquesne Light will sell all of its fiber optic network to Communications which, in turn, will enter into the joint venture and lease the fiber optic network back to Duquesne Light and to Pittsburgh Fiber. Pittsburgh Fiber will be structured as a general partnership with Communications and its joint venture partner owning 49% and 51% interests, respectively. It is contemplated that Communications and Pittsburgh Fiber will seek a determination of status as "exempt telecommunications companies" under Section 34 of the PUHCA.

         On-Demand markets energy-related products such as demand controls and energy-efficient lighting. The marketing of energy services is clearly an energy-related activity within the meaning of Rule 58(b)(1)(i). In fact, in its commentary to Rule 58(b)(1)(i) in the Rule 58 Release, the Commission specifically referred to its order in New England Electric System, which authorized a subsidiary of a registered holding company to engage in a number of the activities performed by On-Demand, including the marketing of energy management services such as the replacement of inefficient equipment, and the monitoring of energy consumption. See New England Electric System, Holding Co. Act Release No. 22719 (Nov. 19, 1982).

         Keystone Power Services, Inc. is a wholly owned inactive subsidiary of DE.

         DE owns approximately 9.2% of the outstanding common stock of SatCon Technology Corporation ("SatCon"). DE acquired its interest in SatCon as part of a strategic partnership to commercialize SatCon's flywheel energy storage system technology for stationary power applications. SatCon used the $5 million proceeds from the sale of the shares to form and capitalize a new subsidiary, Beacon Power Corporation, which will manufacture and distribute the flywheel energy storage systems. DE will participate in marketing the systems and will distribute the systems in seven mid-Atlantic states and the District of
Columbia. So long as DE continues to own at least 5% of SatCon's outstanding common stock, it will have the power to nominate one member of SatCon's seven-member board of directors. Flywheel energy storage system technology is an electrotechnology related to energy storage within the meaning of Rule 58(b)(1)(ii). Further, AYP Capital has already been authorized to engage in the development of electric power conversion and storage technologies pursuant to Commission order. Allegheny Power System, Holding Co. Release Act No. 26085 (July 14, 1994). Indeed, the Commission cited the Allegheny Power System order in its commentary to Rule 58(b)(1)(ii). Rule 58 Release at 7905, n.51. In any event, although the Commission has not previously authorized a registered holding company to engage in the development and commercialization of the precise technology at issue (i.e., flywheel energy storage system technology), it has authorized registered holding companies to invest in the development of other electric energy and power storage technologies. See, e.g., The Southern Company, Holding Co. Act Release No. 23888 (Oct. 31, 1985) (authorizing investment in a joint venture to construct, own and operate facilities for the manufacture and sale of photovoltaic cells, which convert sunlight directly to electric energy); GPU International, Inc., Holding Co. Act Release No. 26631 (Dec. 17, 1996)
(authorizing investment in enterprise to develop, manufacture and market stationary fuel cell power systems).

         DE owns approximately 10.5% of the voting securities of Exide Electronics Group, Inc. ("Exide Electronics"), an integrated provider of non-interruptible power quality products, systems and services, in both the domestic and international markets. The activities of Exide Electronics all qualify as energy-related within various subsections of Rule 58. Specifically, such activities qualify under Rule 58(b)(1)(i), which permits rendering of energy management services, Rule 58(b)(1)(ii), which permits the development and commercialization of electrotechnologies and Rule 58(b)(1)(iv), which permits the sale of electric appliances. Further, the Commission has previously approved the rendering of services designed to prevent, control and mitigate the adverse effects of power disturbances on a customer's electrical system and to ensure the proper level of power quality required by the customer, particularly with respect to sensitive electronic equipment. CINergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) (authorizing, among other things, technical and consulting services involving "power factor correction and harmonics mitigation analysis"). On October 16, 1997, Exide and BTR plc ("BTR") announced a definitive merger agreement, pursuant to which BTR intends to acquire Exide through a tender offer for $29 per share in cash. If the merger is approved and completed, DE will no longer hold any interest in Exide.

         DE owns 40% of the outstanding voting securities of Lab Cor. Inc., which provides inorganic air analytical laboratory services. DE also owns 25% of the voting securities of Recra Environmental ("Recra") which provides environmental testing and measurement services. Recra has one inactive subsidiary, Electro-Pure Systems, Inc. The provision of such services by each of Lab Cor. Inc. and Recra is energy-related within the meaning of Rule 58(b)(vii), which permits "environmental testing" as an energy-related activity. Further, the Commission has previously approved environmental testing, see New England Electric System, Holding Co. Release Act No. 26681 (Mar. 7, 1997), and the rendering of environmental services. See Central and South West Corporation, Holding Co. Act Release No. 26367 (Sept. 1, 1995); CINergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997).

         DE owns 3% of the voting securities of H Power Corporation, a leading fuel cell development company. The activities of H Power Corporation are energy-related within the meaning of Rule 58(b)(1)(ii), which permits the development and commercialization of electrotechnologies, and are consistent with the activities approved in the Commission's order in The Southern Company, Holding Co. Act Release No. 23888 (Oct. 31, 1985), which was cited in the Commission's proposing release for Rule 58(b)(1)(ii). Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility

Companies Engaged in Certain Energy-Related and Gas-Related Businesses, Exemption of Capital Contributions and Advances to Such Companies, 60 Fed. Reg. 33642 (June 20, 1995). The Commission also previously has approved investments in fuel cell development by companies in a registered holding company system. GPU International, Inc., Holding Co. Act Release No. 26631 (Dec. 17, 1996) (authorizing investment in enterprise to develop, manufacture and market stationary fuel cell power systems).

(3) DES is a diversified energy services company that provides energy and fuel management, energy facility development, co-generation and independent power production services to customers in domestic and international markets.

         DES has, through its wholly owned subsidiary DQE Power International, Inc. ("Power International"), formed ElectroGen International L.L.C., a joint venture with Marathon Oil Company, to develop, own and operate power generation projects in selected international markets. Power International owns a 50% interest in ElectroGen International, L.L.C., which in turn has one wholly owned subsidiary, ElectroGen International Limited, formed to identify and develop project opportunities for the joint venture. In addition, Power International has six wholly owned subsidiaries: ElectroGen International-DQE Power Limited, ElectroGen International-DQE Power Alpha Limited, ElectroGen International-DQE Power Beta Limited, ElectroGen International-DQE Power Gamma Limited, ElectroGen International-DQE Power Delta Limited and EGI-DQE Power Quang Ninh Limited. ElectroGen International-DQE Power Limited owns a 50% joint-venture interest in ElectroGen Maveli Limited, which was formed to develop power projects in
Pakistan and India. ElectroGen International-DQE Power Alpha Limited and ElectroGen International-DQE Power Beta Limited own 50% joint-venture interests in ElectroGen Alpha Limited and ElectroGen Beta Limited, respectively, which were formed to develop power projects outside the United States. EGI-DQE Power Quang Ninh Limited owns a 50% joint-venture interest in ElectroGen Quang Ning Sdn. Bhd., which was formed to develop power projects in Vietnam. The Commission has previously authorized registered holding companies to engage in preliminary development activities with respect to independent power projects. See, e.g., Southern Company, Holding Co. Act Release No. 26212 (Dec. 30, 1994) (authorizing Southern Electric International, Inc. "to render project development, engineering, design, construction and construction management, operating, fuel management, maintenance and power plant overhaul, and other similar kinds of managerial and technical services to . . . nonaffiliated developers, operators and owners of independent power projects and foreign and domestic utility systems and industrial concerns"). Applicant requests authority to engage in such activities on an ongoing basis. Before a project becomes fully operational, Applicant will qualify it for exemption from the PUHCA, either as an EWG pursuant to Section 32 of the PUHCA or as a FUCO pursuant to Section 33 of the PUHCA.

         DES has, through its wholly owned subsidiary Duquesne Energy, Inc., developed a strategic alliance with CQ, Inc. to market E-Fuel(TM), a new, alternative fuel that replaces industrial coal with an environmentally sound synthetic substitute. Duquesne Energy, Inc. is otherwise engaged in developing fuel and fuel-related technologies. The development and marketing of alternative fuels is an energy-related activity within the meaning of Rule 58(b)(1)(iv) and Rule 58(b)(1)(vi). See The Southern Company, Holding Co. Act Release No. 26221 (Jan. 25, 1995) (authorizing preliminary development activities, such as market, technical and financial tests and studies, with respect to alternative fuels).

         DES has,  through its wholly owned  subsidiary  DH Energy,  agreed with
Heinz U.S.A. to provide energy services to the Heinz factory complex in Pittsburgh, Pennsylvania. DH Energy is a single purpose entity formed to lease, operate and maintain the Pittsburgh complex's inside-the-fence energy facilities for the production of electricity, steam and compressed air. DQE has elected to treat DH Energy as an electric utility company for purposes of the PUHCA. See DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997) (authorizing the acquisition of DH Energy). The utility operations of DH Energy are currently integrated with those of Duquesne Light and, following the Merger, will be integrated with those of the other AYE public utility subsidiary companies as well.

         DES has, through its wholly owned subsidiary MT Energy, agreed to operate the Pittsburgh Airport facilities pursuant to an operating and maintenance agreement with ADC. This arrangement was approved in DQE, Inc., Holding Co. Act Release No. 26728 (June 10, 1997). The utility operations of MT Energy are currently integrated with those of Duquesne Light and, following the Merger, will be integrated with those of the other AYE public utility subsidiary companies as well.

         DES intends to form a new wholly owned subsidiary ("Monmouth") that will own and operate assets in Monmouth, New Jersey at a gas landfill site. Construction has begun, but no facilities are in operation as of the date of this filing. To the extent that Monmouth were deemed a public utility company under the PUHCA upon commencement of commercial operations, it is contemplated that the entity could be exempted either as an EWG under Section 32 of the PUHCA or as a QF under PURPA. To the extent that Monmouth is deemed to be engaged in nonutility activities, such activities nonetheless would be "energy-related" within the meaning of Rule 58(b)(1)(ii), which permits development and commercialization of electrotechnologies related to waste treatment.

(4) DQEnergy Partners was formed to participate in energy service ventures. Alliances with strategic partners are intended to enhance the utilization and value of DQE's strategic investments and capabilities.

         DQEnergy Partners' wholly owned subsidiary, Secure Energy, Inc. ("Secure Energy"), conducts marketing initiatives on behalf of DQEnergy Partners and its affiliate companies. The activities of Secure Energy are intended to ensure that DQE's investments are fully utilized and presented to customers as a single branded package on a regional basis and, with strategic partners, on a national basis. Secure Energy works with commercial customers to ascertain their energy management needs and determine the appropriate mix of products offered by DQE's nonutility affiliates (e.g., demand controls, energy-efficient lighting, and the "WeatherProof Bill(sm)") to meet those needs, combining them into a single product package for such customers. Secure Energy's marketing of energy services is clearly an energy-related activity within the meaning of Rule 58(b)(1)(i). As set forth above in the discussion of On-Demand, the Commission has previously authorized substantially similar activities by a subsidiary of a registered holding company. See New England Electric System, Holding Co. Act Release No. 22719 (Nov. 19, 1982) (authorizing marketing of energy management services by subsidiary of a registered holding company).

         DQEnergy Partners owns a 40% interest in WeatherWise USA LLC ("WeatherWise(sm)"), a joint venture with KN Services, which markets weather-related services throughout the country. Such weather-related services include, for example, the "WeatherProof Energy Bill(sm)", which permits customers to pay a fixed amount for their energy consumption during a specified period of time, regardless of the actual amount of energy consumed during such period. The Commission has previously approved a similar program in Columbia Gas System, Holding Co. Act Release No. 26498 (Mar. 25, 1996) (approving "Bill Risk Management Products," which were described as programs designed to permit customers to "hedg[e] energy price or consumption fluctuations."). As noted above with respect to Secure Energy's activities, the rendering of energy management services is energy-related within the meaning of Rule 58(b)(1)(i).

         DQEnergy Partners also owns 100% of the Class A stock of AquaSource, Inc. ("AquaSource"), which was formed to acquire small to mid-sized water and wastewater companies, with its initial focus in Texas. To date, DQE has invested approximately $6 million to acquire Woodcreek Utilities, Inc. ("Woodcreek"), a water utility company, AquaSource Cypress Creek, Inc. ("Cypress Creek"), a water services company, and the assets of two other small Texas water companies. Cypress Creek is a wholly owned subsidiary of DQEnergy Partners. Woodcreek and AquaSource Acquisition, Inc. (which holds nonutility assets acquired in the above-described water company purchases) are wholly owned subsidiaries of AquaSource. AYE seeks authority to continue these acquisitions through one or more special purpose subsidiaries. Literally hundreds of these small water and wastewater companies exist in the southern states of the United States, in many instances formed by developers to service a particular real estate project. The consolidation of these small companies under a common management is expected to result in economies of scale similar to those experienced in a gas or electric utility merger. In this regard, the collective expertise that has been developed by AYE and DQE in their respective utility operations may be applied to improve the service and operational efficiency of AquaSource. This functional application of acquired knowledge is analogous to that expressly permitted under Rule 58(b)(1)(vii), namely the sale of certain technical, operational, management, and other types of expertise that have been developed in the course of utility operations.

         Although the Commission has traditionally required divestiture by registered holding companies of ownership of water operations, the Commission's position has never been predicated on the conclusion that investments in water operations represented speculative investments or were otherwise inimical to the policies that underlie the PUHCA. Rather, the Commission's historic position, and its determinations in several early cases, was based on the Commission's then-current restrictive reading of Section 11, which interpretation precluded a registered holding company from owning or operating any business that did not directly serve the system's utility operations. See, e.g., General Public Utilities Corporation, Holding Co. Act Release No. 10982 (Dec. 28, 1951); North American Company, Holding Co. Act Release No. 10320 (Dec. 28, 1950); People's Light and Power Co., Holding Co. Act Release No. 6000 (Aug. 23, 1945).

         In other contexts, and in recognition of the dramatic changes occurring in the electric utility industry, the Commission has discarded its historic restrictive interpretations in favor of more liberal standards. Rule 58, which was adopted under Section 9(c)(3) of the PUHCA, for example, permits a registered holding company to acquire the securities of companies which are engaged in a wide range of energy-related activities anywhere in the United States, regardless of whether the subject activity directly serves the needs of the system's utility business. The broad grant of authority under Rule 58 for fuel procurement activities, for example, contrasts sharply with the more circumscribed analysis common to the Commission's early determinations, such as that in North American Company, Holding Co. Act Release No. 3405 (Apr. 15,
1942), which required divestiture of a coal mine that did not directly serve the system's core utility business.

         The Commission itself has stated that it is not bound "to apply concepts such as res judicata or stare decisis to the essentially regulatory and policy determinations called for in a Holding Company Act case . . . ." American
Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978), citing Union Electric Co., Holding Co. Act Release No. 18368 (Apr. 10, 1974), aff'd without opinion sub nom., City of Cape Girardeau v. SEC, 521 F. 2d 324 (C.A.D.C.
1975) (noting that the PUHCA "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates"). Historically, the Commission has revisited its prior determinations and interpretations of the PUHCA when appropriate to respond to developments and changes in the electric and gas industries. In the American Electric Power Company determination, for example, the Commission reversed an earlier order and approved a merger that it had previously rejected as too large. See American Gas and Electric Co., 22 S.E.C. 808 (1946). The Commission has similarly modulated its position with respect to combination gas and electric registered holding companies. See New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); see also 1995 Report at 74-76 (examining the changes in the structure and functioning of the gas and electric industries). This process is appropriate, indeed necessary, for the effective implementation of the PUHCA, and, as noted in the 1995 Report, "[t]he SEC must continue to respond flexibly to change in the utility industry . . . ." 1995 Report at 87.

         In its 1995 Report, the Division of Investment Management flatly stated that "registered holding companies should be permitted to invest in diversified activities without unnecessary  regulatory obstacles . . . ." 1995 Report at 87.
Section 11 of the PUHCA clearly gives the Commission discretion to authorize AYE's retention of Aquasource. That section, by its terms, requires only that the nonutility businesses of a registered holding company be "reasonably incidental, or economically necessary or appropriate" to the operations of the registered holding company's integrated public utility system, a standard that is readily met on the facts of the instant matter. See The Southern Company, Holding Co. Act Release No. 26211 (Dec. 30, 1994) (citing the plain meaning of
Section 11 as an alternative basis for a nonutility acquisition). The question for the Commission, ultimately, is whether AYE's retention of AquaSource will lead to a recurrence of the evils that the Act was intended to address. The answer, Applicant submits, is clearly not. Rather, the proposed activities represent a reasonable application of the expertise that has been developed in the course of AYE's and DQE's respective utility operations.

(5) Montauk, a wholly owned subsidiary of DQE, is a financial services company that makes long-term investments and was established to provide financing to DQE's market-driven businesses and their customers. Generally speaking, Montauk and its subsidiaries engage in a variety of tax-related investments and transactions -- affordable housing projects, sale/leasebacks, lease/leasebacks, and investments in alternative energy -- which are designed to generate certain tax benefits for the DQE system. It is established Commission precedent that engaging in transactions that reduce income tax liability is in the "ordinary course of business" of a registered holding company so long as such transactions and acquisitions of securities are done as investments and not as acquisitions that involve ownership and management of nonutility businesses, Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan. 22,
1985), a restriction which is intended to ensure that Section 9(c)(3) is not used to evade the proscription of Section 11 (b)(1) by permitting entry by a registered holding company into an unrelated business. Michigan Consolidated Gas Co., 44 SEC 361 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971). Further,
lack of involvement in the technical, marketing and administrative details of the subject tax-related transactions is an important indicator that the transactions are not in fact an attempt to avoid Section 11(b)(1). In the instant matter, the standards of the Central and South West order are amply met with respect to the transactions in which Montauk and its subsidiaries engage.

         Montauk owns title to two coil carriers, two forklifts and two trucks that are leased to Weirton Steel Corporation. Montauk also holds an 18% limited partner interest in AG&J Power Fund, L.P., which invests in utility stocks. Because the interest in the fund is nonvoting and noncontrolling, the subject limited partnership is not a subsidiary of DQE within the meaning of the PUHCA.


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


         Montauk also has two wholly owned subsidiaries: (i) Bushton Company ("Bushton"), which holds various investments and acts as general partner in certain limited partnerships, and (ii) Monticello Corporation. Monticello Corporation is the 1% general partner of Monticello Leasing L.P. ("Monticello L.P.") which is the beneficial owner of an unnamed trust (the "Monticello L.P. Trust") with Fleet National Bank of Connecticut as Trustee. The Monticello L.P. Trust holds legal title to a bucket wheel excavator and cross-pit spreader in a transaction involving a sale and leaseback to Texas Utilities Mining Company ("Texas Utilities").

         In 1994, Bushton invested $33.5 million to acquire remarketing rights and residual rights in certain leased equipment (primarily large mainframe computers and municipal equipment), the net book value of which at September 30, 1997, was approximately $12 million, which rights are recorded as leasehold interests on the consolidated balance sheet of DQE. Upon the sale or remarketing of these rights, amounts will be recognized as a return of the leasehold interests.

         Bushton also has the following wholly owned subsidiaries:

         - Monticello Two Corporation ("Monticello Two"), which is the 99% limited partner of Monticello L.P. Monticello Corporation, a direct subsidiary of Montauk as discussed above, is the general partner of Monticello L.P.

         - Carthage Field Corporation ("Carthage"), which holds approximately 42% of the beneficial interest in Seagull Series 1995 Trust, a Delaware business trust which owns certain interests in oil and gas investments. These interests are nonvoting and noncontrolling.

         - Utrecht Company ("Utrecht"), which holds the sole beneficial interest in UNA Facility Trust No. 2, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 2 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in a generating facility in the Netherlands known as Hemwegcentrale Unit 8.

         - Schiphol Corporation ("Schiphol"), which holds the sole beneficial interest in the UNA Facility Trust No. 5, with the Wilmington Trust Company as Trustee. The UNA Facility Trust No. 5 is a party to a financial transaction involving the lease and leaseback of nonvoting, noncontrolling interests in Hemwegcentrale Unit 8.

         - Alkmaar, Inc. ("Alkmaar"), which is the sole beneficiary of the HVC Facility Trust No. 3 ("HVC Trust"), with the Wilmington Trust Company as Trustee. The HVC Trust is a party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a waste-to-energy facility located in the Netherlands.

         - Amagansett, which, through its 96% membership interest in Monteco Gas, L.L.C., owns interests in Dallas Landfill Gas Production, L.L.C., GSF Energy, L.L.C., Landfill Gas Production, L.L.C., San Antonio LGP, L.L.C., and Dade County LGP, L.L.C., all of which are engaged in landfill gas recovery projects.

         - Maasvlakte Corporation ("Maasvlakte"), which holds the beneficial interest in EZH Facility Trust No. 1997 A-3 and EZH Facility Trust No. 1997 A-6 (together, the "EZH Trusts"), with the Wilmington

            Trust Company as Trustee. The EZH Trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interest in a power facility in the Netherlands.

         - Holyhead Corporation ("Holyhead"), which holds the beneficial interest in Stena Explorer Trust 1997-A ("Explorer Trust") with the Wilmington Trust Company as Trustee. The Explorer Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Explorer, a high-speed ferry that runs across the Irish Sea. Holyhead Corporation also holds a beneficial interest in Stena Voyager Trust 1997-A ("Voyager Trust") with the Wilmington Trust Company as Trustee. The Voyager Trust is party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in HSS Stena Voyager, another high-speed ferry that runs across the Irish Sea.

         - Diemen No. 33 Corporation ("Diemen No. 33"), which holds the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, with the Wilmington Trust Company as Trustee. The trusts are party to certain financial transactions involving the lease and leaseback of nonvoting, noncontrolling interests in a power facility in the Netherlands.

         Bushton is also the general partner of several limited partnerships which, in turn, are limited partners in the following limited partnerships that invest in affordable housing: Bushton BCP Investment Partnerships I-VI, L.P. (collectively, "Bushton BCP L.P."); Bushton BFG Investment Partnerships I-IV, L.P. (collectively, "Bushton BFG L.P."); and Bushton TRG Investment Partnerships I-V, L.P. (collectively, "Bushton TRG L.P.").

         Bushton is also the sole beneficiary under a business trust that was formed to facilitate certain financial transactions, the Bushton Equipment Trust 1991-D, with First Chicago National Bank as Trustee. The Bushton Equipment Trust 1991-D holds an undivided interest with four other trusts in a natural gas plant in Kansas that is leased to KN Energy, Inc.

         Bushton is also a limited partner in limited partnerships that invest in affordable housing, oil and gas, and waste-to-energy facilities. Bushton holds the following limited partner interests:

         -  99%  interest  in  SunAmerica   Affordable  Housing  XV,  a  limited
            partnership that invests in affordable housing.

         - 99% interest in SunAmerica Affordable Housing XXII, a limited partnership that invests in affordable housing.

         - 99% interest in SunAmerica Affordable Housing XXIII, a limited partnership that invests in affordable housing.

         - 99% interest in SunAmerica Affordable Housing XLV, a limited partnership that invests in affordable housing.

         -  99%  interest  in  SunAmerica   Affordable  Housing  55,  a  limited
            partnership that invests in affordable housing.

         - 12% interest in Related Corporate Partners II, L.P., which invests in affordable housing.

         - 5% interest in Related Corporate Partners III, L.P. Series One, which invests in affordable housing.

         - 5% interest in Related Corporate Partners III, L.P. Series Two, which invests in affordable housing.

         - 19% interest in USA Metropolitan Tax Credit Fund, L.P., which invests in affordable housing.

         - 10% interest in NHG Institutional Fund, L.P., a limited partnership, which invests in affordable housing.

         -  20%  interest  in  Corporations   for  Affordable   Housing  Limited
            Partnership, which invests in affordable housing.

         - 25% interest in National Housing Trust III Tax Credit Fund L.P., which invests in affordable housing.

         - 30% interest in Corporations for Affordable Housing II Limited Partnership, which invests in affordable housing.

         - 3% interest in Boston Financial Institutional Tax Credit VIII, L.P., which invests in affordable housing.

         - 8% interest in Boston Financial Institutional Tax Credit IX, L.P., which invests in affordable housing.

         - 14% interest in Columbia Housing Partners Corporate Tax Credit III Limited Partnership, which invests in affordable housing.

         -  17%  interest  in  Corporations   for  Affordable   Housing  Limited
            Partnership III, which invests in affordable housing.

         - 38% interest in Appalachian Basin Partners, L.P., which holds interests in oil and gas wells.

         -  26%   interest  in  Ogden   Martin   Systems  of  Onondaga   Limited
            Partnership, which owns a waste-to-energy facility in New York.

Because these limited partnership interests in affordable housing, oil and gas, and waste-to-energy facilities are nonvoting and noncontrolling, the subject limited partnerships are not subsidiaries of DQE within the meaning of the PUHCA. In addition, Bushton has title to certain railroad cars that are leased to Occidental Petroleum, and a dragline that is leased to Central Ohio Coal Company.

         As noted above, Montauk's activities fall broadly into four categories of tax-related transactions, namely, (i) affordable housing, (ii) domestic sale/leasebacks, (iii) offshore lease/leasebacks and (iv) alternative energy, the specifics of which are discussed below.

         Affordable Housing. As of September 30, 1997, Montauk had invested approximately $125 million,/24 or approximately 1.1% of the combined assets of DQE and AYE, in affordable housing projects. Montauk has used one of two structures for such investments. Under the first, Bushton is the 1% general partner in a limited partnership that is itself a limited partner in a private placement fund that invests as a limited partner in other limited partnerships that invest in affordable housing projects. These third-tier limited partnerships  are as follows:  (i) Bushton BCP L.P.;  (ii) Bushton TRG L.P.; and
(iii) Bushton BFG L.P. Although Bushton has committed to make loans to the third-tier limited partnerships to enable the investors in such partnerships to realize a certain return from the partnerships, and receives a corresponding fee, it has no management, voting or controlling interest in the affordable housing projects./25

         Under the second structure, Bushton is a limited partner in a limited partnership that invests, through other limited partnerships, in affordable housing projects. These limited partnerships are as follows: (i) USA Metropolitan Tax Credit Fund, L.P.; (ii) SunAmerica Affordable Housing Partners, Limited Partnerships XV, XXII, XXIII, XLV and 55; (iii) Related Corporate Partners II, III Series One and III Series Two, L.P.; (iv) NHG Institutional Fund, L.P.; (v) Corporations for Affordable Housing Limited Partnership and Corporations for Affordable Housing Limited Partnerships II and III; (vi)
National  Housing  Trust III Tax  Credit  Fund,  L.P.;  (vii)  Boston  Financial
Institutional Tax Credit VIII and IX, L.P.s; and (viii) Columbia Housing Partners Corporate Tax Credit III, L.P.

         In each of the above described structures, the ultimate investment in the affordable housing project is made in the form of a limited partnership interest. By law, limited partners are precluded from exercising any control over the operations of the limited partnership and from participating in the management of the limited partnership. In addition, the limited partnership agreements governing the above-described limited partnerships explicitly restrict the exercise of control and participation in management by the limited partners. Although such agreements grant the limited partners voting rights in connection with the removal of the general partner and in connection with extraordinary transactions, for example, the merger or consolidation of the limited partnership, the agreements specifically prohibit limited partners from taking any part in the day-to-day control or management of the limited partnerships.

         The Commission has previously authorized non-controlling investments in affordable housing, see, e.g., Georgia Power Co., Holding Co. Act Release No. 26220 (Jan. 24, 1995) and East Ohio Gas Co., Holding Co. Act Release No. 25046 (Feb. 27, 1990), and although most of the investments in the instant matter will be outside the service territory of AYE after the Merger, this fact should not affect the Commission's conclusion that these types of interests are consistent with Section 11 of the PUHCA. As explained above, because Montauk is acquiring
these  nonvoting,   noncontrolling  interests  as  tax-related

--------

/24 In addition, Duquesne Light has invested, through September 30, 1997, $14 million in affordable housing projects; such investments are made by Duquesne Light as a 99% limited partner in a limited partnership that invests in affordable housing projects.

/25 Footnote J to financial statements included in DQE's Form 10-K for the year ended December 31, 1996, explains that:

            the Company has received fees in exchange for guaranteeing a minimum defined yield to third-party investors. A portion of the fees received has been deferred to absorb any required payments with respect to these transactions. Based on an evaluation of the underlying housing projects, the Company believes that such deferrals are ample for this purpose.

investments and not in order to enter into the business of affordable housing, such acquisitions are well within the rule of Central and South West, which order did not contain any geographic limitation. See also Application-Declaration of Interstate Power Company, File No. 70-8891 (seeking authority to retain affordable housing interests where the subsidiary provides "construction and permanent financing and acquires tax credit multi-family housing developments through relationships with developers as well as through direct development activities").

         Sale/Leasebacks. With respect to domestic sale/leaseback transactions, Montauk, either directly, through its subsidiaries, or through its subsidiaries' ownership of a beneficial interest in a trust, is involved in the purchase of a fee interest in various properties. The subject property is then leased back to the original owner, who operates the asset and pays rental payments. This arrangement permits Montauk to claim depreciation on the subject property for tax purposes. The subject domestic leasing transactions are conducted through the following entities:

         - Monticello, L.P., which is involved in the lease of a cross-pit spreader to Texas Utilities. The asset is owned by a trust, with the Fleet National Bank of Connecticut as Trustee.

         - Bushton Equipment Trust 1991-D, which holds an undivided interest in a natural gas plant that is leased to Enron Corporation.

         - Bushton, which has title to certain railroad cars that are leased to Occidental Petroleum.

         - Bushton, which has title to a dragline that is leased to Central Ohio Coal Company.

         - Montauk, which has title to certain coil carriers, forklifts and trucks that are leased to Weirton Steel Corporation.

         With respect to the offshore lease/leaseback transactions, in order to qualify for favorable tax treatment under Section 467 of the Code, Montauk, through subsidiaries of Bushton, acquires leased interests, prepays rent for a specified period of time and subleases the interest back to the lessor.
Montauk's foreign leasing transactions are conducted through the following entities:

         - Utrecht and Schiphol, which own beneficial interests in UNA Facility Trust Nos. 2 and 5, respectively, which are each involved in the lease of the Hemwegcentrale Unit 8 generating facility located in the Netherlands.

         - Alkmaar, which owns the beneficial interest in the HVC Trust, which is involved in the lease of a waste-to-energy facility in the Netherlands.

         - Maasvlakte, which owns the beneficial interest in the EZH Trusts, which are involved in the lease of a power facility in the Netherlands.

         - Holyhead, which owns the beneficial interest in each of the Explorer Trust and the Voyager Trust, which are each involved in the lease of high-speed ferries that run across the Irish Sea.

         - Diemen No. 33, which owns the beneficial interest in UNA Diemen 33 Trusts Nos. 1 and 2, which are each involved in the lease of a power facility in the Netherlands.

         As of September 30, 1997, Montauk had invested approximately $337 million, or 3.0% of the combined assets of DQE and AYE, in such structured lease transactions. Montauk's aggregate investment represents 16% of the original cost of such equipment, while the other 84% is provided by various third party lenders. In the domestic sale/leaseback transactions, nonrecourse debt is generally provided by institutional lenders, whereas in the offshore lease/leaseback transactions, nonrecourse debt is generally provided by foreign banks. In all cases, the equipment which is the subject of the structured lease transaction serves as collateral. When the leases expire, the residual value of the equipment and facilities belongs to Montauk or one of its subsidiaries, subject to any renewal or repurchase options the lessee may have. The domestic sale/leaseback and the offshore lease/leaseback investments expire between 2004 and 2033, while the leasehold interest investments expire between 1998 and 2000.

         All the structured lease transactions are passive investments of Montauk and its subsidiaries, and are structured with the users of such equipment and facilities so that Montauk, and ultimately DQE, obtains certain tax advantages and receives periodic rental income, but has no actual involvement in the operation of the equipment and facilities. Montauk has only six employees to monitor and administer its various investments and those of its subsidiaries. To ensure the quality and financial safety of the investments in such structured lease transactions, Montauk not only retains knowledgeable investment advisors with experience in the underlying industry, but also selects a co-investor experienced in the leasing business. When necessary, experienced remarketers are also engaged. Montauk's small staff and its extensive reliance on experienced advisors and co-investors underscore the fact that Montauk and its subsidiaries are making passive investments and are not actively involved in the leasing business. Further, under the terms of such transactions, the lessees operate and maintain the equipment and facilities, and are responsible for maintaining insurance and paying property taxes thereon. Thus, the residual tax advantages (such as depreciation deductions) and rental payments from the lessees comprise all of Montauk's substantive interest in the structured lease transactions and the underlying equipment and facilities.

         The Commission approved leveraged lease investments by a registered holding company in Central and South West Corp., Holding Co. Act Release No. 23578 (Jan. 22, 1985). It did so because it found that such acquisition was done "as an investment and not [as] an acquisition that involves ownership and management of a nonutility business." Central and South West's interest in its leased property did not constitute ownership or management because its substantive interest was limited to receipt of contractual rentals. The same is true in the instant matter. Montauk's leveraged leases are intended as passive investments, which generate rental income and favorable tax benefits; they are not an entry into the leasing business./26

         Further, Applicant hereby requests Commission authorization to allow Montauk to continue to invest, from time to time, through one or more newly formed subsidiaries, in leasing arrangements and other


--------
26 In addition, with respect to Maasvlakte, Utrecht, Diemen No. 33, Schiphol and Alkmaar, which hold lease interests in power plants located in the Netherlands, it appears that each of the companies owning these plants could also be qualified as a FUCO under Section 33 of the Act. The acquisition by a registered holding company of a direct or indirect interest in the business of a FUCO is expressly exempted by Section 33(c)(1).

transactions that satisfy the standards set forth in the Central and South West order; namely, each investment will be passive in nature and will not involve ownership or management of a new business by Montauk or other companies in the AYE system.

         Alternative Energy. In order to acquire tax credit under Section 29 of the Code for producing fuel from a nonconventional source, Montauk also indirectly invests in landfill gas recovery operations through Amagansett, which presently holds interests, through Monteco Gas, L.L.C., in Dallas Landfill Gas Production, L.L.C., GSF Energy, L.L.C., Landfill Gas Production, L.L.C., San Antonio LGP, L.L.C. and Dade County LGP, L.L.C. Commission orders have previously authorized substantially similar investments by a subsidiary of a registered holding company. Specifically, the Commission has authorized investment in research and development associated with alternative fuels, as well as a variety of ancillary activities related to the development and financing of landfill gas recovery and other resource recovery facilities. The Southern Company, Holding Co. Act Release No. 26221 (Jan. 25, 1995). More recently, the Commission authorized an indirect investment in an alternative energy generation facility. New England Electric System, et al., Holding Co. Act Release No. 26277 (Apr. 26, 1995). Further, such activities are clearly energy related within the meaning of Rule 58(b)(1)(vi), which authorizes the production of alternative fuels, and Rule 58(b)(1)(ix), which authorizes the ownership of resource recovery facilities.

         Other Investments. Finally, Montauk's other investments are similarly retainable. First, Bushton is a limited partner in Ogden Martin, a waste-to-energy facility in New York State. Ogden Martin is a QF pursuant to the PURPA and Montauk's investment is therefore retainable under Rule 58(b)(1)(viii).

         Second, Bushton, through Appalachian Basin Partners, L.P., and Carthage, holds limited partnership interests in oil and gas wells. Bushton is a passive investor in these wells. It does not manage these operations, it is not involved in the technical or administrative details of these wells and it has no right to purchase the oil and gas other than in arm's-length transactions. Bushton's participation in these investments is thus in all material respects identical to the role permitted by the Commission with respect to investments by registered holding companies in the leveraged lease transactions at issue in Central and South West Corp., Holding Co. Act Release No. 23578 (Jan. 22, 1985), and should be permitted for the same reasons.

         Third, Montauk is also a limited partner in AG&J Power Fund, L.P., which invests in utility stocks. To date, Montauk has invested approximately $7 million in the fund. The Commission should approve the investment as "in the ordinary course of business" under Section 9(c)(3). In the alternative, the Applicant requests that the Commission reserve jurisdiction over the acquisition for a period of five years to permit Applicant to satisfy any concerns the Commission may have or else to arrange for an orderly divestiture of its interest in the fund.

         (ii) Integrated Public Utility System

              (a)  Electric System

         As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the PUHCA as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

               (1)  the   utility   assets   of  the   system   are   physically
            interconnected or capable of physical interconnection;

               (2)  the  utility  assets,   under  normal  conditions,   may  be
            economically operated as a single interconnected and coordinated system;

               (3) the system  must be confined  in its  operations  to a single area or region; and

               (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., et al., 38 SEC 658, 668 (1958)). In the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation."/27 The Merger satisfies all four of these requirements.

         First, as noted in Item 1.B.3 above, AYE and DQE are already interconnected on the Elrama (Duquesne Light)-Mitchell (AYE) 138 kV line and the Cheswick (Duquesne Light)-Springdale (AYE) 138 kV line. Both of these lines permit two way transfer capability and have adequate capacity for the AYE and DQE systems to be thoroughly integrated, with sufficient transfer capability to carry anticipated flows associated with joint dispatch.

         Second, AYE and DQE will be economically operated as a single interconnected and coordinated system. The combined system will be centrally and economically dispatched and generating units committed as a single integrated system. The combined system will use common dispatch and the dispatch will utilize the existing capacity of the existing interconnections, which interconnections will be sufficient to handle all desired flows between the two service territories. It will not be necessary to wheel energy through neighboring utilities. West Penn, Potomac Edison, Monongahela and Duquesne Light have signed a Joint Dispatch and Power Sale Agreement which has been submitted for FERC approval as part of AYE's and DQE's August 1, 1997, joint application to the FERC, and which will become effective as soon as practicable after the Merger. A copy of the Joint Dispatch and Power Sale Agreement is filed as Exhibit B-6. All

--------

/27 1995 Report at 71.

production and cost savings anticipated from the Merger are based on the existing level of interconnection between the AYE and DQE systems.

         AYE will have sufficient internal transmission capacity to fully accommodate the anticipated transfers between the AYE and DQE systems under central economic dispatch, and does not anticipate any transfers that might exceed the capabilities of its system. Further, AYE's estimated generation capacity and production cost savings can be fully achieved without the need for contracting for transmission service with other utilities. The scheduled transfers to achieve the projected production dispatch savings can be achieved without exceeding the capabilities of the Elrama-Mitchell and Cheswick-Springdale lines.

         Third, the AYE system will operate in a single area or region. The system will operate in five contiguous states (Maryland, Pennsylvania, Virginia, West Virginia and Ohio) in the mid-eastern part of the United States. The 1995 Report recommends that primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements" under the Act. As set forth in Item 3.A.2.b.i below, the Merger will result in significant economies and efficiencies for the utilities and, ultimately, their customers.

         Fourth, the AYE electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. After the Merger, substantial operations of DQE will remain at its current headquarters in Pittsburgh, Pennsylvania, which operations will function as a subsidiary headquarters for the location that DQE presently serves. Further, the combined company will draw its new management from the present management of each of the companies. See Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986). This structure will preserve all the benefits of localized management AYE and DQE currently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described above, the system will facilitate efficient operation. In addition, the new AYE Board of directors is expected to be drawn from the respective boards of AYE and DQE at the Effective Time.

         Finally, the AYE system will not impair the effectiveness of state regulation. Each utility subsidiary of AYE and DQE will remain subject to the same regulatory authorities by which they are presently regulated, namely, the PAPUC, MDPSC, VASCC, WVPSC and PUCO. Both AYE and DQE have worked, and continue to work, closely with each such regulatory authority, as well as with the FERC and the NRC, to ensure that they are well informed about this Merger. To date, the PAPUC has held public pre-hearing conferences in connection with West Penn's and Duquesne Light's respective stand-alone applications, as well as AYE's and DQE's joint filing with respect to the Merger, see Item 1.C above, and it is expected that the PAPUC will hold further public hearings prior to issuing its orders in connection with such applications. It is also expected that the FERC will hold public hearings in connection with the AYE and DQE joint application filed with the FERC on August 1, 1997. Furthermore, the Merger will not be consummated unless all required regulatory approvals are obtained.

         (iii) Section 11(b)(2)

         In addition to the  restrictions on utility and nonutility  activities,
Section 11 also limits the number of tiers of holding companies in a registered system. Section 11(b)(2), in pertinent part, provides that:

         the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company.

Immediately following the Merger, AYE will be a holding company with respect to DQE which, in turn, will be a holding company with respect to DE and DES, the holding companies with respect to ADC, MT and DH Services. Although it is intended that these interests will be restructured in compliance with Section 11(b)(2), the final ownership structure has not yet been determined. Accordingly, Applicant requests the Commission to reserve jurisdiction over this issue for a period of five years from the date of the Merger to permit AYE to effect the necessary restructuring, subject to such further regulatory approval as may be required.

         (b) Section 10 (c)(2)

         Because the Merger is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the PUHCA.

         (i) Efficiencies and Economies

         The Merger will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the PUHCA. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are nonetheless properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 SEC 1299, 1320-1321 (1978). Moreover, regardless of the fact that some potential benefits cannot be precisely estimated, they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986).

         DQE and AYE have estimated the nominal dollar value of synergies from the Merger to be approximately $1.0 billion. The estimation period utilized was mid-year 1998 through mid-year 2008, except for generation related synergies, which were estimated over 20 years. The Merger is expected to yield several types of presently quantifiable benefits and savings, which are identified by area as follows: (1) corporate and operations labor costs; (2) facilities consolidation; (3) corporate and administrative programs; (4) purchasing economies; (5) production dispatch; (6) financing; and (7) generation savings. The total amount of savings currently estimated in each of these categories on a nominal dollar basis is summarized in the table below:

                       Merger Synergies in Nominal Dollars
--------------------------------------------------------------------------------
       Category                                      Nominal Amount
-------------------------------------   ----------------------------------------

Corporate and Operations Labor                        $411.9 million
Facilities Consolidation                               $25.5 million
Corporate and Administrative Programs                 $291.0 million
Purchasing Economies                                   $72.1 million
Production Dispatch                                   $100.0 million
Financing                                              $55.7 million
Generation Savings (over an additional
ten years)                                            $325.9 million

--------------------------------------------------------------------------------
Total Savings                                       $1,282.1 million
Less:      Costs to Achieve
           Pre-merger Initiatives                     ($97.0 million)
--------------------------------------------------------------------------------
Net Savings                                         $1,185.1 million

         These expected savings are comparable to or exceed the anticipated savings in a number of other acquisitions approved by the Commission. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (expected savings of $770 million over 10 years); Entergy Corporation, et al., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (expected savings of $1.67 billion over ten years); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (estimated savings of $837 million over 11 years); Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IE Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sept. 26, 1990) (estimated savings of $26 million over five years); CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994) (estimated savings of approximately $895 million over ten years). AYE estimates that approximately $546.8 million of the total savings will be allocated to DQE and approximately $638.4 million will be allocated to AYE. AYE's estimated portion of the savings will be allocated between AYE's utility subsidiaries, with West Penn receiving approximately $271.5 million in savings, Monongahela receiving approximately $166.6 million in savings, and Potomac Edison receiving approximately $200.3 million in savings. Total savings, by category, are described in greater detail below.

         Corporate and Operations Labor Costs Savings: AYE estimates that a net reduction in labor costs of approximately $411.9 million over a ten-year period can be achieved as a result of the Merger through elimination of approximately 255 full time equivalent positions in certain corporate functions.

         Facilities Consolidation: AYE estimates that the combination and elimination of existing facilities will result in savings of approximately $25.5 million. These savings will be attributable generally to having only one primary energy management system rather than two.

         Corporate and Administrative Programs: AYE estimates a reduction in corporate and administrative programs through the consolidation of overlapping or duplicative programs and expenses of $291.0 million. Specific areas in which savings are expected to occur include information systems, professional services, demand-side management administration, benefits administration, insurance, regulatory expenses, advertising and shareholder services.

         Purchasing Economies: AYE estimates savings of $72.1 million through the combined procurement of material and supplies, inventory reduction from standardization and limited sharing of parts and components and from economies of scale from the aggregation of related work activities and increased purchasing power with respect to service providers.

         Production Dispatch Savings: AYE estimates that production dispatch savings of approximately $100 million will result from the integrated economic dispatch of both electric systems. DQE and AYE currently commit and dispatch their respective systems on an "economic dispatch" basis, that is, each company commits and dispatches its generating system to meet the load in such manner as to minimize production costs. Currently, energy transactions between the companies occur when it is economically beneficial to do so. However, there are differences in incremental cost between the two systems. AYE will be able to take advantage of these factors by committing and dispatching the lowest cost generation from Duquesne Light, Monongahela, Potomac Edison and West Penn to serve the total load of AYE at a cost that is lower than the combined cost of the two systems on a stand-alone basis.

         Financing: AYE estimates savings of approximately $55.7 million through the increased use of long-term debt financing. After the Merger, AYE will have a lower debt-to-equity ratio than AYE alone and thus the ability of AYE to use long-term debt financing will be increased as a result of the Merger.

         Generation Savings: Unlike the other savings described above, which were quantified as estimates over ten years, generation savings from the Merger were estimated over 20 years to more closely match the time period of stranded cost estimates being discussed with state regulatory commissions. (The 20 year period is based on the assumption of an average remaining life of 20 years for generating units.) The first ten years of savings discussed in the other categories above include a total of about $325.9 million that is attributable to the generation portion of AYE's and DQE's business. The second ten years of generation synergies represent an additional $325.9 million in estimated savings.

         Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates, expanded management resources, more diverse service territory and continued community involvement.

               Maintenance of Competitive Rates: AYE will be able to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either AYE or DQE standing alone. The Merger will create the opportunity for strategic, financial and operational benefits for customers in the form of lower rates over the long term and for stockholders in the form of greater financial strength and financial flexibility. In their filings with the PAPUC, West Penn and Duquesne Light have proposed largely to apply the expected cost savings from the Merger to write down stranded costs, which is expected to maintain each of West Penn's and Duquesne Light's competitive rates. In their joint application to the FERC, which was filed on August 1, 1997, DQE and AYE offered to freeze the wholesale rates of Duquesne Light, West Penn, Monongahela and Potomac Edison as of the Effective Date of the Merger, subject to certain exceptions regarding matters beyond their control, such as an increase in the federal corporate tax rate.

               Expanded Management Resources: A combined AYE and DQE entity will be able to draw on a larger and more diverse mid- and senior-level management pool to lead AYE forward in an increasingly competitive environment for the delivery of energy, and should be better able to attract and retain the most qualified employees. The employees of AYE should also benefit from new opportunities in the expanded organization.

               More Diverse Service Territory and Customer Base: The addition of Duquesne Light's service territory to that of Monongahela, Potomac Edison and West Penn will increase the geographical diversity of AYE and will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory. Further, the Merger will increase electric load diversity by combining AYE's winter-peaking operation and suburban, rural and heavy industrial customer base, with DQE's summer peaking operation and urban, commercial and residential customer base.

               Community Involvement: AYE will continue to play a strong role in the economic development efforts of the communities DQE and AYE now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued.

         3. Section 10(f)

         Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described below under Item 4--"Regulatory Approvals," and as evidenced by the applications before the PAPUC and MDPSC, AYE intends to comply with all applicable state laws related to the proposed transaction.

B.       INTRA-SYSTEM FINANCING

         With respect to AYE, there have been and will continue to be intercompany loans in the ordinary course of business among AYE and its direct and indirect nonutility subsidiaries, all of which have already received Commission approval, as follows:

              (i) In Allegheny Power System, Inc., Holding Co. Act Release No. 21378 (Jan. 2, 1980), AYE was authorized to make, from time to time, interest-bearing open account cash advances to Allegheny Pittsburgh Coal Company, in an aggregate amount not to exceed $35 million;

             (ii) In Allegheny Power System, Inc., Holding Co. Act Release No. 26506 (Apr. 18, 1996), the Commission approved Monongahela's, Potomac Edison's, West Penn's, AGC's and AYE's participation in the Money Pool, which is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the participants, thereby minimizing the need for short-term borrowings to be made by the participants from external sources. Pursuant to Commission order, each of Monongahela, Potomac Edison, and West Penn are permitted to lend their surplus funds available from day to day to the Money Pool on a short-term basis (from 1 day to 270 days) and each of Monongahela, Potomac Edison, West Penn and AGC may borrow from the Money Pool. AYE participates in the Money Pool only to the extent that is has funds available for lending, and AGC participates only to the extent that it may borrow from, but may not invest in, the Money Pool. The Money Pool is administered by APSC, which acts as agent for the participants, and invests surplus funds remaining in the Money Pool after satisfaction of the borrowing needs of Monongahela, Potomac Edison, West Penn and AGC. All borrowing from and contributions to the Money Pool are documented on a daily basis and are evidenced on the books of each participant that contributes to, or borrows from, the Money Pool. All loans to the Money Pool are payable on demand, and may be prepaid by the borrower at any time without premium or penalty. Loans from the Money Pool bear interest, payable monthly, equal to the daily Federal Funds Effective Rate; and

            (iii) In Allegheny Power System, Inc., Holding Co. Act Release No. 26590 (Oct. 9, 1996), AYP Capital and certain of its subsidiaries were authorized to borrow or obtain loan guarantees from AYE for up to $300 million for "Approved Activities" (as described in Item 1.B.4.a above).

         DQE  and  its  direct  and  indirect   nonutility   subsidiaries   have
outstanding intra-system debt and guarantees, all of which were entered into in the ordinary course of business and on arm's length terms.

         DQE and its subsidiaries are parties to the following financing arrangements:

            (i) DQE provides credit support (under the terms of certain "Support Agreements" and related "Support Letters") to Montauk in connection with Montauk's $125 million revolving credit facility and its five term loan facilities with an aggregate committed amount of $150 million. The revolving credit facility has a borrowing period ending June 1998, and an annual interest rate of LIBOR plus .45%. The term loan facilities all mature in either 2000 or 2001 and have an average annual interest rate of 6.92%. The proceeds of these loans are used for working capital and general corporate purposes (including the provision of financing to Montauk's affiliates as described in paragraph (iii) below);

            (ii) DQE also provides credit support to Bushton in connection with guarantees granted in connection with certain affordable housing transactions (see Item 3.A.2.a.i above);

           (iii) Montauk's board of directors has approved intercompany financing of up to $50 million with its affiliates, of which $30 million has been committed to DE and $5 million has been committed to DQEnergy Partners, each under a revolving credit agreement with a borrowing period ending in June, 1998. The annual interest rate for each such commitment is LIBOR plus 1.55%. The proceeds of the loans are used for working capital and general corporate purposes;

           (iv) Diemen-Flevo holds a $235 million first mortgage bond issued by Duquesne Light under its 1992 indenture of mortgage and deed of trust. The annual interest rate on the first mortgage bond is 7.25%;

            (v) Montauk maintains a mortgage on the Cherrington office complex owned by Property Ventures in the amount of $1.3 million, with an annual interest rate of 8.00%;

           (vi) DQE and Duquesne Light are parties to certain stock purchase agreements regarding DQE Common Stock in connection with the funding of certain Duquesne Light employee benefit plans;

          (vii) Amagansett has guaranteed the repayment of a $2 million revolving credit facility provided to GSF Energy LLC by Union Bank of California. The revolving credit facility has a borrowing period ending June 2000 and an annual interest rate of LIBOR plus 1%. The proceeds are used for working capital and general corporate purposes; and

         (viii) Ventures has guaranteed the repayment of a 500 million Dutch Guilder term loan facility provided to EnviroGas and a third party by Utrecht America Finance Co. The facility matures in 2007 and has an annual interest rate of the Netherlands Interbank Offering Rate plus .25%. Approximately 92% of the loan proceeds have been placed in a collateral account and invested in Netherlands government treasury securities; the remainder of the proceeds will be used to invest in landfill gas recovery projects in Pennsylvania.

         Applicant requests that its authority under Allegheny Power System, Inc., Holding Co. Act Release No. 26506 (Apr. 18, 1996) be amended to permit DQE's direct and indirect subsidiaries to participate in the Money Pool on the same terms and conditions as Monongahela, Potomac Edison and West Penn (i.e. be permitted to both invest in and borrow from the Money Pool). In addition, Applicant requests that its authority under Allegheny Power System, Inc., Holding Co. Act Release No. 26590 (Oct. 9, 1996) be amended so that DQE's nonutility subsidiaries can borrow or obtain loan guarantees from AYE on the same terms and conditions as the existing nonutility subsidiaries of AYE.

C.       SERVICE AGREEMENTS BETWEEN APSC AND SUBSIDIARIES OF DQE

         As described in Item 1.B.1.a above, APSC is a service company which, pursuant to service agreements signed with each of Monongahela, Potomac Edison, West Penn, AGC, AYP Capital and subsidiaries of AYP Capital (together, the "Client Companies"), provides various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational, and legal services to each of the Client Companies. Pursuant to the service agreements, such services are provided at cost. The Commission has previously determined that APSC is so organized and so conducted as to meet the requirements of Section 13(b) of the PUHCA and Rule 88 thereunder. Allegheny Power System, Inc., Holding Co. Act Release No. 14966 (Nov. 8, 1963).

         The service agreements to be entered into between APSC and certain utility and nonutility subsidiaries of DQE (including Duquesne Light), which, pending Commission approval thereof, will become effective upon the consummation of the Merger, are similar in all material respects to those service agreements which APSC has signed with the Client Companies. Under the terms of the proposed service agreements, APSC will render to DQE's subsidiaries, at cost, various technical, engineering, accounting, administrative, financial, purchasing, computing, managerial, operational and legal services. APSC will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. The time APSC employees spend working for such subsidiaries of DQE will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each DQE subsidiary party to a service agreement will maintain separate financial records and detailed supporting records. The proposed Service Agreement between APSC and Duquesne Light is filed as Exhibit B-4; a Form of proposed Service Agreement between APSC and subsidiaries of DQE except Duquesne Light is filed as Exhibit B-5.

         Applicant hereby requests that the Commission approve the service agreements between APSC and various subsidiaries of DQE.

D.       OTHER SERVICES

         Duquesne Light, Monongahela, Potomac Edison and West Penn may provide one another with certain services incidental to their utility businesses, such as meter reading, materials management, transportation, and services of linemen, pursuant to Rule 87 under the PUHCA. Prior to rendering such services, Duquesne Light, Monongahela, Potomac Edison and West Penn will enter into a services agreement, which will set forth the terms and conditions for the provision of such services, and provide that such services will be provided at cost in accordance with the standards of the PUHCA and the Commission's rules and regulations thereunder.

Item 4.  REGULATORY APPROVALS

         Set forth below is a summary of the regulatory approvals that AYE expects to obtain in connection with the Merger. It is a condition to the consummation of the Merger that final orders approving the Merger be obtained from the Commission under the PUHCA and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on AYE (excluding, after the Effective Time, DQE and its subsidiaries) or DQE or which would not prohibit or restrict the agreements of the parties contained in the Merger Agreement.

A.       ANTITRUST

         The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Merger) may not be consummated until certain information has been submitted to the DOJ and the FTC and the specified HSR Act waiting period requirements have been satisfied. DQE and AYE will submit the Notification and Report Forms and all required information to the DOJ and FTC.

         The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Merger on antitrust grounds; however, AYE believes that the Merger will not violate Federal antitrust laws. If the Merger is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, DQE and AYE will be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be terminated before the Merger could be consummated.

B.       FEDERAL POWER ACT

         Section 203 of the Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. On August 1, 1997, AYE and DQE filed a joint application with the FERC for approval of the Merger under Section 203 and Part 33 of the FERC's regulations. Duquesne Light, Monongahela, Potomac Edison and West Penn also filed on August 1, 1997, a Network Integration Service Tariff and a Point-to-Point Transmission Service Tariff under Section 205 of the Power Act.

C.       ATOMIC ENERGY ACT

         Duquesne Light holds NRC operating licenses in connection with its ownership and operation of the Nuclear Facilities. The operating licenses authorize DQE to own or lease, and operate the facilities. The Atomic Energy Act provides that such a license or any rights thereunder may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, DQE has filed an application seeking approval from the NRC to reflect the fact that after the Merger, Duquesne Light, although continuing to own or lease, and operate the Nuclear Facilities, will become an operating company subsidiary of AYE. The application to the NRC is filed as Exhibit D-5.

D.       STATE PUBLIC UTILITY REGULATION

         1. Pennsylvania Public Utility Commission

         As noted above, DQE is a Pennsylvania corporation and is the parent corporation of Duquesne Light, a Pennsylvania public utility; AYE's subsidiaries own significant generating units in Pennsylvania and West Penn is a Pennsylvania public utility. Pursuant to the laws of Pennsylvania, approval of the PAPUC is required for any public utility to be acquired by or to be transferred to any person or corporation, including a transfer by way of merger. The PAPUC will approve transfers if the PAPUC finds or determines that such transfer is necessary or proper for the service, accommodation, convenience or safety of the public. In addition, under the Pennsylvania Restructuring Legislation, the PAPUC may investigate the effect of mergers on the proper functioning of a competitive retail electricity market. Duquesne Light and West Penn have each filed appropriate applications seeking any required or necessary approval of the PAPUC.

         2. Maryland Public Service Commission

         AYE is a Maryland corporation. The MDPSC is granted general authority to supervise and regulate public utility operations in the State of Maryland. On August 1, 1997, AYE filed an application requesting the MDPSC approve the issuance of AYE Common Stock to effect the Merger.

         3. Other Regulatory Matters

         In addition to Pennsylvania, AYE has public utility subsidiary operations in Maryland, Ohio, West Virginia and Virginia. Certain of these states may contend that they have jurisdiction over the Merger and that their consent to the Merger is required. Amendment of certain affiliate agreements which may occur in connection with the Merger will require the approval of the VASCC and the WVPSC. Other than with respect to the amendment of these affiliate agreements, AYE does not believe that any of these states has jurisdiction with respect to the Merger.

         Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

Item 5.  PROCEDURE

         The Commission is respectfully requested to issue and publish not later than December 19, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than _____, 1998 by which comments may be entered and a date on or after May 30, 1998, as the date when an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.       EXHIBITS

           A-1 Restated Charter of Allegheny Power System, Inc. (filed as Exhibit (a)(3) to the Allegheny Power System, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 1993 (File No. 1-267), and incorporated herein by reference)

           A-2         Articles  of  Amendment   to  the  Restated   Charter  of
                       Allegheny Power System, Inc. (filed herewith)

           A-3         Restated Articles of Incorporation of DQE, Inc. (filed as
                       Exhibit 3.5 to the DQE Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-10290), and incorporated herein by reference)

           A-4 Amendment to the Restated Articles of Incorporation of DQE, Inc. (filed as Exhibit 3.1 to the DQE Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10290), and incorporated herein by reference)

           A-5 Draft Articles of Incorporation of AYP Sub, Inc. (filed herewith)

           A-6         Draft By-laws of AYP Sub, Inc. (filed herewith)

           B-1 Merger Agreement among Allegheny Power System, Inc. DQE, Inc. and AYP Sub Inc., dated as of April 5, 1997 (filed as Annex A to the Registration Statement on Form S-4 on June 25, 1997 (Registration No. 333-26449), and
                       incorporated   herein  by  reference)

           B-2 Stock Option Agreement, between Allegheny Power System, Inc. and DQE, Inc. dated as of April 5, 1997 (filed as
                       Exhibit 2(b) to the APS Report on Form 8-K, dated April 5, 1997 (File No. 1-267), and incorporated herein by reference)

           B-3 Letter Agreement between Allegheny Power System, Inc. and DQE, Inc., dated as of April 5, 1997 (filed as Exhibit 2(c) to the APS Report on Form 8-K, dated April 5, 1997 (File No. 1-267), and incorporated herein by reference)

           B-4         Proposed  Service   Agreement   between  Allegheny  Power
                       Service Corporation and Duquesne Light Company (filed herewith)

           B-5 Form of Proposed Service Agreement between Allegheny Power Service Corporation and subsidiaries of DQE except
                       Duquesne  Light  Company   (filed   herewith)

           B-6 Joint Dispatch and Power Sale Agreement between West Penn, Potomac Edison, Monongahela and Duquesne Light (filed herewith)

           C-1 Registration Statement of Allegheny Power System, Inc. on Form S-4 (as amended) (filed as Registration Statement No. 333-26449 and incorporated herein by reference)

           C-2         Joint Proxy Statement and Prospectus (included in Exhibit
                       C-1)

           D-1 Joint Application of Allegheny Power System, Inc. and DQE, Inc. to the FERC (to be filed by amendment)

           D-2 Testimony of Dr. Howard Pifer before the FERC (to be filed by amendment)

           D-3         Application   of  West  Penn  Power  Company  before  the
                       Pennsylvania Public Utility Commission dated August 1, 1997 (to be filed by amendment)

           D-4 Application of Allegheny Power System, Inc. before the Maryland Public Service Commission dated August 4, 1997 (to be filed by amendment)

           D-5 Application for Transfers of Control Regarding Operating License Nos. DPR-66 and NPF-73 for the Beaver Valley Power Station and Operating License NPF-58 for the Perry Nuclear Power Plant (filed herewith)

           E-1 Map of service area of Allegheny Energy, Inc. and DQE, Inc., and showing AYE's transmission lines and interconnections between Allegheny Energy, Inc. and Duquesne Light Company (filed herewith on Form SE)

           E-2         Map  of  Duquesne  Light   Company's   electric   service
                       territory, major transmission lines and interconnection points (filed herewith on Form SE)

           E-3         Allegheny Energy, Inc. corporate chart (filed herewith on
                       Form SE)

           E-4         DQE, Inc. corporate chart (filed herewith on Form SE)

           E-5 Corporate chart of Allegheny Energy, Inc. after the Merger (filed herewith on Form SE)

           F-1(a)      Opinion of Counsel (to be filed by amendment)

           F-1(b)      Opinion of Counsel (to be filed by amendment)

           F-2         Past-tense Opinion of Counsel (to be filed by amendment)

           G-1         Financial Data Schedules (to be filed by amendment)

           H-1         Proposed Form of Notice (filed herewith)

           I-1 Annual Report of Allegheny Power System, Inc. on Form 10-K for the year ended December 31, 1996 (File No. 1-267 and incorporated herein by reference)

           I-2         Annual  Report  of DQE,  Inc.  on Form  10-K for the year
                       ended   December   31,   1996  (File  No.   1-10290   and
                       incorporated herein by reference)

           I-3 Annual Report of Duquesne Light Company on Form 10-K for the year ended December 31, 1996 (File No. 1-956 and incorporated herein by reference)

B.       FINANCIAL STATEMENTS

           FS-1 Allegheny Power System, Inc. Consolidated Balance Sheet as of September 30, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of Allegheny Power System, Inc. for the three-month period ended September 30, 1997 (File No. 1-267))

           FS-2 Allegheny Power System, Inc. Unaudited Pro Forma Combined Balance Sheet at September 30, 1997 (to be filed by amendment)

           FS-3 Allegheny Power System, Inc. Statement of Income for the period ended September 30, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of Allegheny Power System, Inc. for the three-month period ended September 30, 1997 (File No. 1- 267))

           FS-4 Allegheny Power System, Inc. Unaudited Pro Forma Combined Statement of Income for the twelve-month period ended September 30, 1997 (to be filed by amendment)

           FS-5 Allegheny Power System, Inc. Unaudited Pro Forma Combined Statement of Retained Earnings for the twelve month period ended September 30, 1997 (to be filed by amendment)

           FS-6 DQE, Inc. Condensed Consolidated Balance Sheet as of September 30, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of DQE, Inc. for the period ended September 30, 1997 (File No. 1-10290))

           FS-7        DQE,  Inc.   Consolidated   Statement  of  Income  as  of
                       September 30, 1997 (to be filed by amendment)

           FS-8 DQE, Inc. Consolidated Statement of Income for the fiscal years ended December 31, 1996, 1995 and 1994 (incorporated herein by reference to the Annual Report of DQE, Inc. on Form 10-K for the year ended December 31, 1996 (File No. 1-10290) (Exhibit I-2 hereto))

Item 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The Merger neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4332. The only federal actions related to the Merger pertain to the Commission's declaration of the effectiveness of the Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Merger will not result in changes in the operations of Duquesne Light, Monongahela, Potomac Edison, West Penn or AGC that would have any significant impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  ALLEGHENY ENERGY, INC.

                                                  BY: /s/ Thomas K. Henderson
                                                     ---------------------------
                                                     Name:  Thomas K. Henderson
                                                     Title:  Vice President

Date: November 26, 1997

                                 EXHIBIT INDEX

   SEC
EXHIBIT NO.    DEFINITION                                                   PAGE
-----------    --------------------------------------------------------     ----

3.(I).A-1      Restated Charter of Allegheny Power System, Inc. (filed
               as Exhibit (a)(3) to the Allegheny Power System, Inc.
               Quarterly Report on Form 10-Q for the period ended
               September, 1993 (File No. 1-267), and incorporated herein by reference)

3.(I).A-2      Articles of Amendment to the Restated Charter of              73
               Allegheny Power System, Inc. (filed herewith)

3.(I).A-3      Restated Articles of Incorporation of DQE, Inc. (filed
               as Exhibit 3.5 to the DQE Annual Report on Form 10-K for the year ended December 31, 1995 (File No.
               1-10290), and incorporated herein by reference)

3.(I).A-4      Amendment to the Restated Articles of Incorporation of
               DQE,  Inc.  (filed as Exhibit 3.1 to the DQE  Quarterly
               Report on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10290) and incorporated herein by reference)

3.(I).A-5      Draft Articles of Incorporation of AYP Sub, Inc. (filed       76
               herewith)

3.(II).A-6     Draft By-laws of AYP Sub, Inc. (filed herewith)               78

   2.B-1 Merger Agreement among Allegheny Power System, Inc. DQE, Inc. and AYP Sub Inc., dated as of April 5, 1997 (filed as Annex A to the Registration Statement on Form S-4 on June 25, 1997 (Registration No. 333-26449), and incorporated herein by reference)

  10.B-2 Stock Option Agreement, between Allegheny Power System, Inc. and DQE, Inc. dated as of April 5, 1997 (filed as
               Exhibit 2(b) to the APS Report on Form 8-K, dated April 5, 1997 (File No. 1-267), and incorporated herein by reference)

  10.B-3 Letter Agreement between Allegheny Power System, Inc. and DQE, Inc., dated as of April 5, 1997 (filed as
               Exhibit 2(c) to the APS Report on Form 8-K, dated April 5, 1997 (File No. 1-267), and incorporated herein by reference)

13.I-1 Annual Report of Allegheny Power System, Inc. on Form 10-K for the year ended December 31, 1996 (File No. 1-267 and incorporated herein by reference)

13.I-2 Annual Report of DQE, Inc. on Form 10-K for the year ended December 31, 1996 (File No. 1-10290 and incorporated herein by reference)

13.I-3 Annual Report of Duquesne Light Company on Form 10-K for the year ended December 31, 1996 (File No. 1-956 and incorporated herein by reference)

   99.B-4      Proposed Service Agreement between Allegheny Power           100
               Service Corporation and Duquesne Light Company (filed herewith)

   99.B-5      Form of Proposed Service Agreement between Allegheny         110
               Power Service Corporation and subsidiaries of DQE except Duquesne Light Company (filed herewith)

   99.B-6      Joint Dispatch and Power Sale Agreement between West         115
               Penn, Potomac Edison, Monongahela and Duquesne Light
               (filed herewith)

  99.C-1 Registration Statement of Allegheny Power System, Inc. on Form S-4 (as amended) (filed as Registration
               Statement No. 333-26449 and incorporated herein by reference)

  99.C-2       Joint Proxy Statement and Prospectus (included in
               Exhibit C-1)

  99.D-1 Joint Application of Allegheny Power System, Inc. and DQE, Inc. to the FERC (to be filed by amendment)

  99.D-2 Testimony of Dr. Howard Pifer before the FERC (to be filed by amendment)

  99.D-3       Application of West Penn Power Company before the
               Pennsylvania Public Utility Commission dated August 1, 1997 (to be filed by amendment)

  99.D-4 Application of Allegheny Power System, Inc. before the Maryland Public Service Commission dated August 4, 1997 (to be filed by amendment)

  99.D-5       Application for Transfers of Control Regarding               131
               Operating License Nos. DPR-66 and NPF-73 for the Beaver
               Valley Power Station and Operating License NPF-58 for the Perry Nuclear Power Plant (filed herewith)

  99.E-1       Map of service area of Allegheny Energy, Inc. and DQE,       146
               Inc., and showing AYE's transmission lines and interconnections between Allegheny Energy, Inc. and Duquesne Light Company (filed herewith on Form SE)

  99.E-2       Map of Duquesne Light Company's electric service             147
               territory, major transmission lines and interconnection points (filed herewith on Form SE)

  99.E-3       Allegheny Energy, Inc. corporate chart (filed herewith       148
               on Form SE)

  99.E-4       DQE, Inc. corporate chart (filed herewith on Form SE)        149

  99.E-5       Corporate chart of Allegheny Energy, Inc. after the          150
               Merger (filed herewith on Form SE)

99.F-1(a)      Opinion of Counsel (to be filed by amendment)

99.F-1(b)      Opinion of Counsel (to be filed by amendment)

99.F-2         Past-tense Opinion of Counsel (to be filed by amendment)

99.FS-1 Allegheny Power System, Inc. Consolidated Balance Sheet as of September 30, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of Allegheny Power System, Inc. for the three-month period ended September 30, 1997 (File No. 1-267))

99.FS-2        Allegheny Power System, Inc. Unaudited Pro Forma
               Combined Balance Sheet at September 30, 1997 (to be filed by amendment)

99.FS-3 Allegheny Power System, Inc. Statement of Income for the period ended September 30, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of Allegheny Power System, Inc. for the three- month period ended September 30, 1997 (File No. 1-267))

99.FS-4        Allegheny Power System, Inc. Unaudited Pro Forma
               Combined Statement of Income for the twelve-month period ended September 30, 1997 (to be filed by amendment)

99.FS-5        Allegheny Power System, Inc. Unaudited Pro Forma
               Combined Statement of Retained Earnings for the twelve month period ended September 30, 1997 (to be filed by amendment)

99.FS-6 DQE, Inc. Condensed Consolidated Balance Sheet as of September 30, 1997 (incorporated by reference to the Quarterly Report on Form 10-Q of DQE, Inc. for the period ended September 30, 1997 (File No. 1-10290))

99.FS-7        DQE, Inc. Consolidated Statement of Income as of
               September 30, 1997 (to be filed by amendment)

99.FS-8 DQE, Inc. Consolidated Statement of Income for the fiscal years ended December 31, 1996, 1995 and 1994 (incorporated herein by reference to the Annual Report of DQE, Inc. on Form 10-K for the year ended December 31, 1996 (File No. 1-10290) (Exhibit I-2 hereto))

 99.H-1        Proposed Form of Notice (filed herewith)                     151